EXHIBIT 99.3
                                                                   ------------

                              TECK COMINCO LIMITED

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL POSITION AND OPERATING RESULTS

The management's discussion and analysis of our results of operations is prepared as at March 3, 2008 and should be read in conjunction with our audited consolidated financial statements and the notes thereto as at and for the year ended December 31, 2007. Unless the context otherwise dictates, a reference to Teck Cominco, the Company, or us, we or our, refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd.; a reference to TCML refers to Teck Cominco Metals Ltd. and its subsidiaries; and a reference to Aur or Aur Resources refers to Aur Resources Inc. and its subsidiaries. All dollar amounts are in Canadian dollars, unless otherwise specified, and are based on our consolidated financial statements that are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The effect of significant differences between Canadian and US GAAP are disclosed in note 25 to our consolidated financial statements. Certain comparative amounts have been reclassified to conform to the presentation adopted for 2007. In addition, in May 2007 our Class A common and Class B subordinate voting shares were split on a two-for-one basis. All comparative figures related to outstanding shares and per share amounts have been adjusted to reflect the share split.

This management's discussion and analysis refers to various measures that are not recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. These measures include adjusted net earnings and EBITDA (earnings before interest, taxes, depreciation and amortization). These measures may differ from those used by, and may not be comparable to, such measures reported by other issuers. We disclose these measures, which are derived from our financial statements and applied on a consistent basis, because we believe they assist in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

The management's discussion and analysis contains certain forward looking information and forward-looking statements. You should review the cautionary statement on forward-looking information on page 44.

Additional information about us, including our most recent annual information form, is available free of charge on our website at www.teckcominco.com, on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's (SEC) website at www.sec.gov.


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Teck Cominco 2007 MD&A                                                        1

DIVISIONAL RESULTS

The table below shows our share of production of our major commodities for the last five years and expected production for 2008.

                               FIVE-YEAR PRODUCTION RECORD AND 2008 PLAN (OUR PROPORTIONATE SHARE)

                                       Units
                                       (000's)         2003        2004        2005        2006        2007  2008 Plan
                                                  ---------- ----------- ----------- ----------- ----------- ----------
PRINCIPAL PRODUCTS
  Copper contained in concentrate       tonnes          176         248         263         254         215        200
  Copper cathodes                       tonnes            -           -           -           -          37        100
  Refined zinc                          tonnes          412         413         223         296         292        295
  Zinc contained in concentrate         tonnes          665         619         657         627         699        705
  Gold                                  ounces          281         261         245         263         285        275
  Metallurgical coal
    Direct share                        tonnes        7,558       9,277       9,948       8,657       9,024      9,600
    Indirect share                      tonnes        1,092       1,386       1,376       1,147       1,552      2,880
                                                  ---------- ----------- ----------- ----------- ----------- ----------
                                                      8,650      10,663      11,324       9,804      10,576     12,480
                                                  ---------- ----------- ----------- ----------- ----------- ----------
MAJOR BY-PRODUCTS
  Molybdenum contained in
    concentrate                         pounds        4,934      11,631       9,482       7,929       7,133      7,000
  Refined lead                          tonnes           88          85          69          90          76         90
  Lead contained in concentrate         tonnes          125         119         110         129         146        130

Notes:

(1) In August 2007, we acquired the Quebrada Blanca, Andacollo and Duck Pond mines as a result of our acquisition of Aur Resources Inc. Quebrada Blanca and Andacollo produce cathode copper. Duck Pond produces copper and zinc concentrate. In March 2004 we increased our interest in the Highland Valley Copper mine from 63.9% to 97.5%.

(2) In April 2007, our Lennard Shelf zinc mine and Pogo gold mine achieved commercial production.

(3) In 2005, refined zinc and lead production was affected by a three-month strike at our Trail metallurgical operation. In December 2004 we sold our Cajamarquilla zinc refinery.

(4) The direct share of coal production includes our proportionate share of production from the Elk Valley Coal Partnership, which was 35% on February 28, 2003 and increased in various increments to 40% on April 1, 2006. Fording Canadian Coal Trust owns the remaining interest in Elk Valley Coal. The indirect share of coal production is from our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%.

(5) We report 100% of the production of Highland Valley Copper, Quebrada Blanca and Andacollo, even though we own 97.5%, 76.5% and 90%, respectively, of these operations because we fully consolidate their results in our financial statements.

Our business is the exploration for and development and production of natural resources. Through our interests in mining and processing operations in Canada, the United States, South America and Australia, we are an important producer of copper and the world's second largest zinc miner. We hold a 52% direct and indirect interest in and are the managing partner of the Elk Valley Coal Partnership, which is the world's second largest producer of metallurgical coal for the seaborne markets. Our principal products are copper, zinc, metallurgical coal and gold. Lead, molybdenum, various specialty and other metals, chemicals and fertilizers are by-products produced at our operations. We also sell electrical power that is surplus to the requirements of our Trail metallurgical operations and own a 20% interest in the Fort Hills oil sands project and a 50% interest in various other oil sands leases.

We manage our activities along commodity lines and are organized into six divisions as follows:

O COPPER     O ZINC     O COAL     O GOLD    O ENERGY    O CORPORATE

Our energy division consists of our investments in our oils sands projects, which are in various stages of exploration and development. Our interest in the Fort Hills oil sands project is expected to become a significant contributor to our future revenues, operating profits and cash flows. Our corporate division includes all of our activities in other commodities, our corporate growth and groups that provide administrative, technical, financial and other support to all of our divisions.

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Teck Cominco 2007 MD&A                                                        2

Our revenue, operating profit and EBITDA by division is summarized in the following table.

                                          Revenues                  Operating Profit                   EBITDA
                                 ---------------------------   ---------------------------   ---------------------------
($ in millions)                     2007      2006      2005      2007      2006      2005      2007      2006      2005
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
Copper                           $ 2,186   $ 2,220   $ 1,587   $ 1,354   $ 1,617     $ 980   $ 1,349   $ 1,628   $ 1,039
Zinc                               3,052     2,999     1,530     1,180     1,493       461     1,210     1,715       592
Coal                                 951     1,177     1,171       209       444       512       295       526       635
Gold                                 182       143       127       (5)         7         9      (11)         7        22
Corporate                              -         -         -         -         -         -     (228)      (47)     (112)

                                 $ 6,371   $ 6,539   $ 4,415   $ 2,738   $ 3,561   $ 1,962   $ 2,615   $ 3,829   $ 2,176
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------

Note: EBITDA is our earnings before interest income and expense, taxes, and depreciation and amortization. Taxes include the taxes in minority interests, equity earnings (loss), and earnings (loss) from discontinued operations.

COPPER

2007 PRODUCTION - 556 MILLION POUNDS

OUR COPPER DIVISION includes our interests in the Highland Valley Copper mine located in south central British Columbia, the Antamina mine in north central Peru, the Quebrada Blanca and Andacollo mines located in Chile, and the Duck Pond copper-zinc mine located in central Newfoundland.

                                          Revenues                   Operating Profit                   EBITDA
                                 ----------------------------   ---------------------------   ---------------------------
($ in millions)                     2007       2006      2005      2007      2006      2005      2007      2006      2005
                                 -------     ------   -------   -------   -------     -----   -------   -------   -------
Highland Valley Copper           $ 1,115     $1,413    $1,021     $ 737    $1,019     $ 613     $ 749   $ 1,038     $ 664
Antamina                             775        807       524       565       598       355       597       632       394
Quebrada Blanca                      215          -         -        55         -         -        33         -         -
Andacollo                             46          -         -         1         -         -         5         -         -
Duck Pond                             35          -         -       (4)         -         -         6         -         -
Corporate and other                    -          -        42         -         -        12      (41)      (42)      (19)

                                 $ 2,186     $2,220   $ 1,587   $ 1,354   $ 1,617     $ 980   $ 1,349   $ 1,628   $ 1,039
                                 -------     ------   -------   -------   -------     -----   -------   -------   -------

Our production and operating profits from these operations are summarized in the following charts. In 2007, our copper operations accounted for 34% of our revenue and 49% of our operating profit.

[GRAPHIC OMITTED -- BAR CHARTS]

The most significant event in our copper division was our acquisition of Aur Resources Inc. on August 22, 2007. As a result of our acquisition of Aur, we acquired interests in the Quebrada Blanca and Carmen de Andacollo copper mines, and the Duck Pond copper-zinc mine. These three mines are expected to add approximately 115,000 tonnes of annual copper production and 30,000 tonnes of annual zinc production to our results in 2008.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        3

The Quebrada Blanca and Andacollo mines are open-pit mining operations that produce cathode copper using heap and dump leaching together with solvent-extraction electro-winning (SX-EW) refining. The Duck Pond copper-zinc mine began production in early 2007 and achieved commercial production in April, 2007. The mine is an underground operation using conventional flotation processes to produce copper and zinc concentrates.

We have allocated the acquisition cost of Aur to the net assets acquired based on preliminary fair value estimates only. This is a complex accounting exercise that requires a detailed analysis and valuation of all of the assets acquired and liabilities assumed, which is not expected to be completed until later in 2008. Accordingly, values allocated to net assets at December 31, 2007 may be revised and the revisions could be material. The results of the final allocation, when complete, may significantly affect depreciation and amortization charges in future periods.

On a preliminary basis, we revalued the finished goods and work in process inventories on hand at August 22, 2007 at these operations to estimated fair values based on their copper and zinc content less costs to complete plus a small margin. This adjustment increased inventories by $162 million at August 22, 2007. As these operations complete the processing and sale of these inventories, the cost of goods sold reflects the higher assigned values, resulting in reduced profits. In the period from the date of acquisition to the end of 2007, profits were reduced in this manner by $104 million. The balance of the inventory adjustment will reduce future profits as the inventories that existed on the acquisition date are processed and sold. It does not impact cash flows derived from these operations.

Based on the normal flow of production through the mining and processing operations, we expect that approximately $30 million of the remaining inventory adjustments may be charged to earnings in the first quarter of 2008, with decreasing charges continuing until December 2008. These preliminary estimates are subject to revision as we complete our detailed allocation of the purchase price. As new ore is mined and processed, the cost of goods sold in future periods will also be affected by increased depreciation and amortization charges arising out of the final allocation of the acquisition price of Aur to the operating assets. The three mines acquired have all performed well since we acquired them. Their contribution to our operating profit before pricing adjustments and the effects of the onetime fair value adjustments made to inventories at the time of acquisition is summarized in the table below.

($ in millions)                                 QUEBRADA BLANCA           ANDACOLLO           DUCK POND              TOTAL
                                                ---------------           ---------           ---------              -----
Operating profit before the                               $ 146                $ 27                $ 10              $ 183
     following items
Effect of inventory
     adjustments on
     acquisition                                           (71)                (24)                 (9)              (104)
Negative pricing
     adjustments                                           (20)                 (2)                 (5)               (27)

Operating profit (loss) as reported                        $ 55                 $ 1               $ (4)               $ 52

MARKETS

COPPER

The copper price averaged US$3.23 per pound in 2007, up 6% from 2006 levels. However, with the strengthening of the Canadian dollar, the average Canadian dollar copper price was largely unchanged at C$3.46 per pound in 2007 versus C$3.45 in 2006.

At the end of November 2007, total global refined stocks stood at less than 18 days of global consumption while 25 year average levels are estimated at 34 days of global consumption.

In China, apparent consumption as reported by the International Copper Study Group (ICSG) rebounded sharply after what appeared to be a decline in 2006. Many analysts and the ICSG believe this dramatic change is due in part to a destocking in 2006 and a restocking in 2007 of the unreported government stockpile of copper in China. To November, apparent consumption in China was reported by the ICSG to have fallen 2% in 2006 and rose 37% in 2007. It is more likely that actual Chinese demand grew in line with industrial production growth in 2006 and 2007 at 15% and 14% respectively.

Chinese imports of copper concentrates rose 26% to 1.35 million tonnes of contained copper in 2007 over 2006. In 2007, significant increases in China's smelting capacity pushed the global copper concentrate market further into deficit and as a result, copper spot treatment charges have continued to fall, nearing historically low levels. Although a small surplus of copper metal is expected in the global marketplace in 2008, a continuation of the mine production disruptions could again push the metal market into deficit.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        4

[GRAPHIC OMITTED -- CHARTS]

MOLYBDENUM

Molybdenum prices averaged US$30 per pound in 2007 compared with US$25 per pound in 2006.

Demand for molybdenum remained strong across several sectors. While there are no official statistics published for molybdenum, several analysts estimate that molybdenum demand has grown between 5% and 7% in 2006 and 2007, well above historical growth levels of 2% to 3% per annum. Chinese demand growth is projected to remain strong as Chinese stainless steel mills continue to increase melt capacity. Recent changes to the molybdenum import/export policies in China began to take effect in August 2007. Ferromolybdenum exports by China were 10% lower in the second half of 2007. Further cuts in the 2008 export quotas and an increase in export duties on molybdenum products by China should further reduce exports from China in 2008.


HIGHLAND VALLEY COPPER

We have a 97.5% interest in the Highland Valley Copper mine located in south central British Columbia. The mine is one of the world's largest tonnage copper mining and milling complexes. Operating profit was $737 million in 2007 compared with the record of $1.0 billion in 2006 and $613 million in 2005.

Highland Valley's operating results at the 100% level are summarized in the following table:

                                       2007          2006          2005
-----------------------------------------------------------------------
TONNES MILLED (000's)                42,593        45,356        50,666

COPPER
  Grade (%)                            0.37          0.41          0.40
  Recovery (%)                         87.9          91.5          88.8
  Production (000's tonnes)           139.5         171.3         179.0
  Sales (000's tonnes)                140.2         186.0         186.2

MOLYBDENUM
  Production(million pounds)            4.1           4.1           6.3
  Sales(million pounds)                 4.0           4.1           6.9

COST OF SALES($ millions)
  Operating costs                      $308          $307          $300
  Distribution costs                    $31           $41           $46

CAPITAL EXPENDITURES ($ millions)      $161           $80           $14

OPERATING PROFIT ($ millions)          $737        $1,019          $613
=======================================================================

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Teck Cominco 2007 MD&A                                                        5

Highland Valley Copper is executing a two-phase mine life extension that requires pushbacks of the east and west walls of the Valley pit, which will permit mining until 2019. Production to 2013 is expected to average 142,000 tonnes of copper per year and production from 2014 to 2019 is expected to average 125,000 tonnes of copper per year. Life of mine copper and molybdenum grades are expected to decline by approximately 10% as a result of the inclusion of lower grade ore in the mine plan. The total capital cost of the 2019 extension is expected to be $300 million, of which approximately $130 million is for equipment and $170 million is for preproduction stripping during the period from 2009 through 2013.

The Valley in-pit crushers and conveying systems were relocated to the pit rim to permit the pushback of the east pit wall. Major mining equipment orders have been finalized to allow Valley west pit stripping to commence in 2009 for the mine life extension to 2019. Spending on pre-production stripping of the east wall of the Valley pit was $44 million in 2007. Capital expenditures for the extension were $117 million in 2007 compared with $59 million in 2006.

Highland Valley's 2007 copper production was 139,500 tonnes, which was 19% lower than in 2006. Molybdenum production was the same as 2006 levels at 4.1 million pounds. With the ongoing development work, we were mining harder, lower grade ores in during 2007.

The reduction in Highland Valley's 2007 operating profit was due mainly to lower copper sales volumes driven by the lower production levels, lower pricing adjustments of $18 million compared with $86 million in 2006, and the stronger Canadian dollar in 2007. Record operating profit in 2006 was significantly higher than in 2005 due mainly to higher average copper prices.

As part of its mine life extension project, Highland Valley will continue to draw a large proportion of clay-bearing ore from the Lornex pit, which will adversely affect both grades and recoveries. A higher proportion of Lornex ore in mill feed, approximately 50% in 2008 and 30% in 2009, will decrease copper recovery. In general, the softer Lornex ore produces a coarser grind and lower liberation of copper minerals, resulting in lower recovery of the coarser fraction. In addition, ore from near the Lornex fault has a high clay content, which can significantly lower copper recovery. Over the previous five to seven years, mill feed averaged 23% Lornex ore (ranging from 10% to 35%) and copper recovery averaged about 89%. Under the current mine plan, grades and recoveries are expected to increase in 2010 and stripping ratios are expected to significantly decline beginning in 2011. Highland Valley's copper production in 2008 is estimated at 113,000 tonnes.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        6

ANTAMINA

We have a 22.5% interest in the Antamina mine located in the north central Peruvian Andes. BHP Billiton and Xstrata plc each indirectly own 33.75% and Mitsubishi Corporation owns the remaining 10%. Our 22.5% share of Antamina contributed $565 million to our operating profits in 2007 compared with $598 million in 2006 and $355 million in 2005.

Antamina's operating results at the 100% level are summarized in the following table:

                                          2007         2006          2005
                                          ----         ----          ----
TONNES MILLED (000's)
   Copper-only ore                      20,326       22,875        24,053
   Copper-zinc ore                      10,848        7,381         6,291

                                        31,174       30,256        30,344

COPPER (Note 1)
   Grade (%)                              1.21         1.38          1.35
   Recovery (%)                           89.1         91.0          90.3
   Production (000's tonnes)             329.9        384.2         374.6
   Sales (000's tonnes)                  326.9        385.5         384.1

ZINC (Note 1)
   Grade (%)                              3.03         2.53          2.56
   Recovery (%)                           87.3         86.5          82.7
   Production (000's tonnes)             291.7        156.1         184.3
   Sales (000's tonnes)
                                         292.5        158.3         190.5
MOLYBDENUM
   Production (million pounds)            14.1         17.4          14.8
   Sales (million pounds)                 15.3         17.5          16.1

COST OF SALES (US$ millions)
   Operating costs                        $395         $360          $324
   Distribution costs                      $99          $67           $71
   Royalties and other costs
   (Note 2)                               $141         $136           $83

CAPITAL EXPENDITURES ($ millions)          $78          $55           $62

OUR 22.5% SHARE OF OPERATING
   PROFIT ($ millions)                     565         $598          $355

(1) Copper ore grades and recoveries apply to all of the processed ores. Zinc grades and recoveries apply to copper-zinc ores only.

(2) In addition to royalties paid by Antamina, we also pay a royalty granted to the vendor of our interest in Antamina equivalent to 7.4% that is deducted from our share of the project cash flow.

The Antamina ore body is complex and the nature of the deposit is such that it must be mined in a systematic manner. For the first nine months of 2007, Antamina was in a production phase during which it was mining a significantly higher proportion of copper-zinc ore as opposed to copper-only ore. Due to the relative strength of copper and molybdenum prices compared to zinc prices towards the end of 2007, the mine focused on copper-only ores during the fourth quarter to maximize revenue. Copper-only ores are softer and have higher throughput rates through the mill. Variances in grade, recoveries, throughput and production arise mainly as the result of this change in ore types. For 2007, these variations resulted in a 14% reduction in copper production and an 87% increase in zinc production compared with 2006.

The main grinding mill (SAG mill) failed on two separate occasions in the fourth quarter causing 14 days of lost production. Problems with the mill motor continued in early 2008 with 11 days of downtime in January. The SAG mill is expected to operate at reduced speed and voltage in 2008 to lessen the potential for further failures until the problems are fully understood and rectified. Production of both copper-only and copper-zinc ores is expected to be close to normal despite the slower speed. However there exists a significant potential for similar stoppages during 2008.

In 2006, Antamina, together with other mining companies in Peru, agreed to contribute extraordinary annual payments of 3.75% of after-tax earnings to a fund established for the benefit of local communities. The payments are required for the years 2006 through 2010, subject to annual metal prices exceeding certain reference price levels for any given year. The payments are not deductible for Peruvian income tax purposes. Our 22.5% share of the 2007 contribution was $15 million (2006 - $17 million).


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        7

On the acquisition of our interest in the Antamina mine, we granted the vendor a net profits royalty that is equivalent to 7.4% of our share of project cash flow after recovery of capital costs and an interest factor. The royalty became payable in the first quarter of 2006. The royalty expense was $22 million in 2007 compared with $33 million in 2006.

The reduction in our share of Antamina's 2007 operating profit was due mainly to lower copper and molybdenum sales volumes driven by the lower production levels arising from the changes in ore types being processed, lower positive pricing adjustments of $5 million compared with $52 million in 2006, and the effects of the stronger Canadian dollar. Operating profit in 2006, which was a record, was higher than in 2005 due mainly to higher average metal prices.

Major capital projects in 2007 included US$7 million for a 15-metre tailings dam lift, US$14 million for the reserve definition drill program and US$28 million for the pebble crusher project, which is expected to increase throughput and recoveries and will be operational by the end of the first quarter 2008.

Antamina's copper production in 2008 is expected to be similar to 2007 and zinc production is expected to be approximately 270,000 tonnes, down slightly from 2007, with the changes due mainly to the ore mixes being processed in 2008. This assumes that the problems with the electrical motor in the SAG mill do not result in any significant production interruptions in 2008. Capital expenditures for 2008 are planned at US$120 million. The major projects include US$20 million for reserve definition drilling, US$19 million for construction of a new camp facility, US$17 million on the tailings dam lift and US$15 million for additional haul trucks

QUEBRADA BLANCA

The Quebrada Blanca mine is located in northern Chile, 170 kilometres southeast of the port city of Iquique. We own 76.5% of Quebrada Blanca. Inversiones Mineras S.A., a Chilean private company, owns 13.5% of the mine and Empresa Nacional de Minera (ENAMI), a Chilean government entity, owns the remaining 10%.

Quebrada Blanca's operating results at the 100% level for the period from August 22, 2007, the date of acquisition, to December 31, 2007 are summarized in the following table:

TONNES PLACED (000's)
    Heap leach ore                                           2,608
    Dump leach ore                                           3,769
------------------------------------------------------------------
                                                             6,377

GRADE (%)
    Heap leach ore                                            1.23
    Dump leach ore                                            0.53

PRODUCTION (000's tonnes)
    Heap leach ore                                            22.9
    Dump leach ore                                             7.5
------------------------------------------------------------------
                                                              30.4

COPPER SALES VOLUMES (000's tonnes)                           32.1

CAPITAL EXPENDITURES ($ millions)                              $17

OPERATING PROFIT ($ millions)                                  $55
==================================================================

Notes:
(1)  TCu % is the percent assayed total copper grade.
(2)  These figures do not include the minority interests' share of the results.

Since our acquisition, Quebrada Blanca's operating profit was $146 million in 2007 before deducting $71 million in respect of inventory revaluations to fair value on acquisition and negative price adjustments of $20 million. The inventory revaluation established a higher value for copper inventories based on market prices at the date of acquisition. Since our acquisition of the mine, settlements included $4 million of positive price adjustments relating to sales that's occurred prior to our acquisition and $24 million of negative price adjustments on sales that were originally recorded at average prices and subsequently revalued to year-end prices.

Copper cathode production was 30,400 tonnes and sales volumes were 32,100 tonnes since we acquired the mine. Cathode production in 2007 totalled 83,000 tonnes, a new record for the mine. Total material mined in 2007 was 36 million tonnes. Starting in 2008 and continuing over the next several years, mined tonnage is expected to rise to approximately 60 million tonnes as stripping

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        8
requirements increase to support current production rates. Early negotiations with the staff and operational unions between December 2007 and February 2008 resulted in new four year collective agreements.

In late 2007, Teck Cominco completed a 200 metre spaced drill program to define the hypogene (primary) mineralization exposed in the bottom of the current open pit. Block models and preliminary pit optimization studies in early 2008 outlined a 1.03 billion tonne inferred resource grading 0.5% copper and 0.02% molybdenum, containing approximately 11 billion pounds of copper and 450 million pounds of molybdenum. Copper grade continuity in the mine area has been confirmed and all holes completed to date terminate in mineralization leaving the deposit open at depth. The lateral extent of the deposit remains undefined.

Of this new resource, we have identified a higher-grade zone in the bottom of the existing pit that contains approximately 300 million tonnes grading 0.55% copper and 0.020% molybdenum. This could provide a substantial starter pit for a 5 to 10 year period that would benefit from having been largely pre-stripped by the on-going mining of the existing supergene ore body.

Quebrada Blanca is planning on drilling a further 25,000 to 30,000 metres in the hypogene deposit in 2008. Our goal is to improve geological interpretation and better define the extent of the resource. This next phase of the drilling program is expected to be completed in the fourth quarter of 2008. Additional engineering studies are also being conducted.

Copper cathode production in 2008 is expected to be approximately 80,000 tonnes and capital expenditures are planned at US$27 million, of which US$16 million is on expanding the equipment fleet in the mine.

CARMEN DE ANDACOLO

The Carmen de Andacollo (Andacollo) mine is located in Chile, adjacent to the town of Andacollo, approximately 55 kilometres southeast of the city of La Serena and 350 kilometres north of Santiago. We own 90% of Andacollo and the remaining 10% is owned by ENAMI.

Andacollo's operating results at the 100% level for the period from August 22, 2007, the date of acquisition, to December 31, 2007 are summarized in the following table:

TONNES PLACED (000's)
    Heap leach ore                                           1,289
    Dump leach ore                                             344
------------------------------------------------------------------
                                                             1,633

GRADE (%)
    Heap leach ore                                            0.54
    Dump leach ore                                            0.23

PRODUCTION (000's tonnes)
    Heap leach ore                                             5.5
    Dump leach ore                                             0.9
------------------------------------------------------------------
                                                               6.4

COPPER SALES VOLUMES (000's tonnes)                            6.6

CAPITAL EXPENDITURES ($ millions)                              $41

OPERATING PROFIT ($ millions)                                   $1
==================================================================
Notes:
(1)  TCu % is the percent assayed total copper grade.
(2)  These figures do not include the minority interest's share of the results.

Andacollo has a hypogene deposit underneath the supergene deposit that is currently being mined. The hypogene deposit is being developed with production start-up scheduled for 2010, and a 21-year mine life. Development consists primarily of the construction of a concentrator and tailings facility. The current capital cost estimate for the project is approximately US$380 million using an exchange rate of US$1 = 535 Chilean pesos. The development is expected to produce 81,000 tonnes (178 million pounds) of copper and 66,000 ounces of gold in concentrate annually over the first 10 years of the project. Cathode copper production from the supergene deposit is scheduled to continue until 2012.

Since we acquired the mine, copper cathode production and sales volumes were 6,400 and 6,600 tonnes respectively. Production for the entire year was 18,600 tonnes of cathode copper. Early negotiations with both the staff and worker unions were successful, with both agreements being ratified in the fourth quarter of 2007. Both agreements are for a four-year term starting in January 2008.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        9

Andacollo's operating profit from August 22 to December 31, 2007 was $27 million before the effects of the revaluation of copper inventory to fair value on acquisition and negative pricing adjustments. The revaluation established a higher value for copper inventories, based on market prices at the date of acquisition. This increased our cost of sales by $24 million and the subsequent decline in metal prices resulted in a loss on the sale of these inventories. In addition, the mine recorded negative pricing adjustments of $2 million since we acquired it in August 2007. After these adjustments, Andacollo's operating profit was $1 million.

Copper cathode production in 2008 is expected to be approximately 20,000 tonnes and capital expenditures are planned at US$190 million, including US$185 million on the hypogene development.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        10

DUCK POND

The Duck Pond copper-zinc mine is located in central Newfoundland approximately 100 kilometres southwest of the town of Grand Falls-Windsor. Duck Pond achieved commercial production in April 2007. The mine is an underground operation, with the ore being processed using conventional flotation processes to produce copper and zinc concentrates. The mine has an expected remaining life of about six years, which may be extended a further two years if 1.1 million tonnes of inferred resources can be upgraded to reserves.

Duck Pond's operating results for the period from August 22, 2007 to December 31, 2007 are summarized in the following table:

TONNES MILLED (000's)                                         205

COPPER
    Grade (%)                                                 2.6
    Recovery (%)                                             86.0
    Production (000's tonnes)                                 4.5
    Sales (000's tonnes)                                      5.3

ZINC
    Grade (%)                                                4.68
    Recovery (%)                                             80.8
    Production (000's tonnes)                                 8.4
    Sales (000's tonnes)                                      6.8

CAPITAL EXPENDITURES ($ millions)                              $6

OPERATING LOSS ($ millions)                                  $ (4)
==================================================================

Duck Pond's copper production from August 22 to the end of 2007 was 4,500 tonnes and zinc production was 8,400 tonnes. Design mill throughput was consistently achieved during the latter portion of 2007 at designed mill feed grades, although grade variability impacted total mill throughput. Grade variability is expected to decline in 2008 as more ore sources are put into production, permitting a greater level of mill feed blending. Since our acquisition from Aur, Duck Pond's operating profit was $10 million, before negative price adjustments of $5 million and the $9 million revaluation of concentrate inventory to fair value at the time of acquisition.

Metal production in 2008 is expected to be approximately 15,000 tonnes of contained copper and 30,000 tonnes of contained zinc. Capital expenditures for 2008 are planned at $16 million including $6 million for mine development, $5 million for replacement equipment and $4 million for sustaining capital.


COPPER EXPLORATION AND DEVELOPMENT PROJECTS

In 2007, we spent $46 million exploring on our copper projects, representing 44% of our total exploration expense.

[GRAPHIC OMITTED]

The main targets were large porphyry copper systems in Chile, Argentina, Mexico and Arizona. Other copper targets included sediment-hosted systems in Namibia. Several new copper porphyry systems were identified in northern Chile. Significant drill programs are planned in Chile, Mexico and Namibia in 2008.

Approximately 65% of our copper exploration expense was directed to several types of copper and copper-gold deposits in Australia, Chile, Argentina and Canada. Encouraging drill results were returned from projects in Australia and Turkey. We completed our drilling obligations on the Carrapateena project in South Australia during 2007 and can acquire a 100% interest in the property by


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        11
making a final payment based on 66% of the fair market value of the property by the end of 2008. We also earned back to a 60% interest in the Halilaga property in Turkey. Plans for 2008 include drill testing several high priority projects in Chile, Canada and Turkey.

Work continues at our 100%-owned MESABA copper-nickel project, which is located in northern Minnesota adjacent to the iron ore mines of the Iron Range. The region has seen almost 50 years of copper-nickel exploration and a number of mineralized zones have been defined within the Duluth Complex. Mesaba is one of the larger mineralized bodies covering a surface area of approximately four square kilometres as originally outlined by drilling in the 1960s and 1970s. Our program in 2008 involves extensive resource definition drilling, ore characterization and metallurgy. Concentrate will be prepared from bulk ore samples for pilot-scale CESL test work. Mesaba mineralization presents metallurgical challenges for conventional concentrate production, but previous work suggests that our proprietary CESL process could be an effective treatment for low grade bulk copper-nickel concentrate.

PETAQUILLA. Along with our partners, Inmet and Petaquilla Copper, we previously announced the results of an interim report on the FEED Study being conducted by AMEC Americas Limited on the Petaquilla copper project in Panama.

The interim report estimates that the capital cost required to develop the Petaquilla project would be US$3.5 billion (including a contingency of US$515 million but not including working capital and escalation). The capital cost estimate includes approximately US$500 million for the construction of an oil-fired power plant and approximately US$280 million for port facilities. Cash costs, including operating and realization costs and net of by-product credits, in years 1 to 10 of the project are estimated to average US$0.85 per pound of copper produced. The study is based on the mine plan developed in 1998, which contemplates a 23-year mine life. The project includes a concentrator capable of processing 120,000 tonnes per day of ore. Construction is expected to take approximately 44 months from issuance of construction permits. Permitting would follow the submission of a social and environmental impact assessment that is expected to be completed in the fourth quarter of 2008.

Capital costs for the project have increased substantially over previously published estimates both as a result of scope changes, including enhancements in erosion control, water management and other environmental protection measures, as well as increases in equipment and construction costs that have been affecting projects worldwide.

Work is continuing on the FEED Study. A project review team is currently studying opportunities to reduce the capital costs from the interim FEED study estimate. Several possible opportunities have already been identified in the area of the grinding circuit, power supply and port infrastructure. The project review team will evaluate these opportunities and, where appropriate, incorporate these changes into the capital cost estimate.

Inmet holds a 48% equity interest in Minera Petaquilla, S.A., the Panamanian company that holds the Petaquilla concession, while Petaquilla Copper currently holds a 52% equity interest. We have the right to acquire a 26% equity interest in Minera Petaquilla by committing, prior to March 31, 2008, to participate in work plans and budgets leading to commercial production, and by committing to fund 52% of development costs for the project. If Teck Cominco funds those development costs, it will recoup 26% of the development costs, plus interest at US prime plus 2% per annum, prior to any distributions to Petaquilla Copper. In lieu of receiving funding from us, Petaquilla Copper may elect, within 30 days of our production commitment, to finance all or part of the development costs for its 26% equity interest in the project. We are the operator of the project.

There can be no assurance that we will exercise our right to acquire a 26% equity interest in the Petaquilla project on or before March 31, 2008.

GALORE CREEK. In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. to develop the Galore Creek copper-gold deposit in northwest British Columbia.

In November 2007, construction activities were suspended on the project due to escalating cost estimates and reduced expected operating margins as a result of the stronger Canadian dollar. Galore Creek has measured and indicated resources containing approximately 8.9 billion pounds of copper and 7 million ounces of gold and an inferred resource containing approximately 2.9 billion pounds of copper and 2 million ounces of gold. Accordingly, we view the property as a substantial resource, which is reflected in our commitment to undertake a comprehensive review and evaluation of alternative development strategies.

As a result of the suspension of the project, our $264 million investment was reduced by $50 million to $214 million, with the reduction being our 50% share of the estimated $100 million of demobilization costs accrued and expensed by the Galore Creek Partnership. The $50 million reduction resulted in a $33 million after-tax equity loss related to our investment in Galore Creek.

In 2008 we will be demobilizing the project, preparing it for care and maintenance, and initiating the studies aimed at re-evaluating and optimizing the project to determine whether Galore Creek can become a viable, operating mine. Possible alternative design concepts include:

o reducing in-valley activities by: minimizing the amount of waste rock and potential acid generating rock; by conducting more drilling to better

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        12
     categorize the material or increase the proportion of economic ore in the original design; finding alternative mining and ore hauling methods to reduce waste generated, including steeper mine slopes, conveyer haulage, and glory hole systems for lower extremities of the ore zones and reviewing alternative ways to store tailings by lowering their water content,

o mining and grinding ore in the valley and piping the ground ore to a more optimum location, and

o considering alternative tailings storage locations that may allow for a significant reduction in the size and cost of water diversion and dam facilities.

We expect that this work could take several years to complete and may result in the project having to be re-permitted. However, there can be no assurances that this work will result in a commercially viable project.

By agreement with NovaGold at the time of the suspension, our funding obligations in connection with the project were reduced from the original $528 million to $403 million. Of this total, $264 million was spent by us as of the suspension date. Of the next $100 million of project costs (other than the $72 million in project study costs), we will fund two-thirds and NovaGold will fund one-third. Thereafter, each partner will fund its pro rata share of partnership costs. We also agreed to invest an additional $72 million in the partnership over the next five years to be used principally to reassess the project and evaluate alternative development strategies. Under the terms of the revised agreement, NovaGold is entitled to receive up to US$25 million of preferential distributions if revenues in the first year of commercial production exceed specific established targets.

ZINC

2007 PRODUCTION - 1.5 BILLION POUNDS OF ZINC IN CONCENTRATE
                  644 MILLION POUNDS OF REFINED ZINC

OUR ZINC DIVISION includes our Trail refining and smelting complex located in south central British Columbia, the Red Dog mine located in the northwest Alaska, the Pend Oreille mine in Washington State just south of our Trail complex, and the Lennard Shelf operation in Western Australia.

                                             Revenues                  Operating Profit                   EBITDA
                                     --------------------------   ------------------------   ----------------------------
($ in millions)                        2007      2006      2005     2007      2006    2005      2007      2006       2005
                                     ------    ------    ------   ------    ------    ----    ------    ------       ----

Trail                                $1,839    $1,802      $937     $345      $395    $134      $345      $442       $174
Red Dog                               1,434     1,539       677      819     1,079     325       885     1,138        385
Pend Oreille                             70        88        54      (6)        38       2      (15)        52         19
Lennard Shelf                            47         -         -      (4)         -       -       (8)         -          -
Inter-division sales and other        (338)     (430)     (138)       26      (19)       -      (48)        83         14
                                     ------    ------    ------   ------    ------    ----    ------    ------       ----
                                     $3,052    $2,999    $1,530   $1,180    $1,493    $461    $1,210    $1,715       $592
                                     ======    ======    ======   ======    ======    ====    ======    ======       ====

The major products produced at these operations are zinc and lead concentrates at our mines and refined zinc and lead at our Trail metallurgical complex. Trail also produces various precious and specialty metals, fertilizers and chemicals, and produces electricity for the metallurgical facilities, selling any that is surplus to our internal needs to various customers in Canada and the US.

Our proportionate share of production and operating profits from each of our zinc operations are summarized in the charts on following page. In 2007, our zinc operations accounted for 48% of our revenue and 43% of our operating profit.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        13

[GRAPHIC OMITTED -- CHARTS]

MARKETS

ZINC

According to the International Lead Zinc Study Group (ILZSG), global zinc consumption is estimated to have grown by 3.7% in 2007, well above the trend growth of 2.75%. China's zinc metal consumption grew by 15% in 2007, which more than offset the 9% decline in the United States.

In 2007, London Metal Exchange (LME) stocks rose slightly to just over 89,000 tonnes. Total reported refined inventories (LME, Shanghai Futures Exchange, Producer, Consumer and Merchant) at the end of 2007 were 617,000 tonnes or 20 days of global consumption, well below the 25-year average of 40 days of global consumption.

Prices started the year near historic highs, at US$1.93 per pound, and fell throughout the year to finish the year at US$1.04 per pound. In 2007, the average price was US$1.47 per pound, virtually unchanged from the 2006 average price of US$1.49. However, on a Canadian dollar equivalent basis, the average 2007 zinc price was down 7% from 2006.

According to Antaike, a Chinese metals information network, China imported 160% more zinc concentrates in 2007 than in 2006, despite greater domestic mine production growth (21%) than any other country. China was a net exporter in 2007 of 126,000 tonnes of refined zinc, up from 7,000 tonnes of net exports in 2006. At the end of 2006, China eliminated the VAT rebate on all non-SHG refined zinc, but left a 5% rebate on SHG zinc available to exporters. At the end of 2007 the Chinese government hinted at eliminating this 5% rebate and potentially imposing an export tax, but the timetable is not clear at this time. Potential changes in the export taxes and rebates could reduce or eliminate exports of refined zinc from China.

The zinc market in 2007 was in transition for both concentrates and refined metal. Prior to 2007, the zinc markets (concentrates and refined metal) were in deficit, but with increasing mine production globally, the markets were balanced in 2007.

While there are concerns over the American economy, we still believe that growth in global zinc metal demand in 2008 will exceed the historical growth rate of 2.75%.

Although increases in supply of concentrate and metal are expected to result in small surpluses in 2008, stock levels for both are well below the 25-year

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        14
average, again providing no cushion for supply disruptions or unexpected metal demand.

[GRAPHIC OMITTED -- CHARTS]

LEAD

The global market for refined lead recorded its fourth consecutive annual deficit in 2007 and the lead price rose to historic cash price highs on October 15 when it hit US$1.81 per pound. The LME cash price averaged US$1.17 per pound in 2007, up 98% from the 2006 average price of US$0.59 per pound. LME stocks rose 4,350 tonnes in 2007.

According to ILZSG, global lead consumption grew 2.1% over 2006 levels and was the sixth consecutive year in which global refined lead consumption was above the 25-year trend growth of 1.8% per year. In 2007, China's growth was greater than growth in the rest of the world, as China's battery production increased significantly. China also instituted a 10% export tax on refined lead in June 2007. Consequently, exports dropped from an average of 24,000 tonnes per month in the first half of 2007 to 12,000 tonnes per month in the second half, reducing available lead metal for the rest of the world.

While it is believed that growth in lead metal demand will be strong in 2008, supply will again play a pivotal part in the market. Refined lead stocks are still near historic lows (12 days at the end of 2007 versus the 25-year average of 28 days).


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        15

[GRAPHIC OMITTED -- CHARTS]



--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        16

TRAIL

Trail's facilities, located in British Columbia, include one of the world's largest fully integrated zinc and lead smelting and refining complexes, and the Waneta hydroelectric dam and transmission system. Trail's metallurgical operations produce refined zinc and lead and a variety of precious and specialty metals, chemicals and fertilizer products. The Waneta dam provides power to Trail's metallurgical operations and sells surplus power through the transmission system to customers in British Columbia and the United States.

Trail contributed $345 million to our operating profits in 2007 compared with $395 million in 2006 and $134 million in 2005. Our operating results for Trail are summarized in the following table:

----------------------------------------------------------------------------
                                              2007         2006        2005
----------------------------------------------------------------------------
 METAL PRODUCTION
     Zinc (tonnes)                         291,900      296,100     223,200
     Lead (tonnes)                          76,400       90,300      68,600
     Silver (000's ounces)                  15,400       19,500      15,100
     Gold (000's ounces)                        54           87          84

 METAL SALES
     Zinc (tonnes)                         292,100      290,300     228,300
     Lead (tonnes)                          76,300       88,100      69,300

 POWER
     Surplus power sold (gigawatt hrs)       1,130          891       1,278
     Power price (US$/megawatt hr)             $51          $44         $58

 COST OF METAL SALES ($ millions)
     Concentrates                           $1,010         $959        $426
     Operating costs                          $348         $224        $225
     Distribution costs and other              $82          $77         $61

 CAPITAL EXPENDITURES ($ millions)             $87          $76         $34

 OPERATING PROFIT ($ millions)
     Metal operations                         $297         $370         $65
     Power sales                               $48          $25         $69
----------------------------------------------------------------------------
                                              $345         $395        $134
============================================================================

Trail continued its focus on operating performance and productivity improvements, which realized strong production levels. Refined zinc production, at 291,900 tonnes, was maintained at a near-record level. Refined lead production at 76,400 tonnes was below 2006 output due to less contained lead in the concentrate mix and the shutdown of the lead smelter facilities in October/November to conduct scheduled maintenance on the KIVCET furnace, boiler and related equipment.

The lead smelter and refinery resumed full production in November. The lead smelter shutdown was the largest undertaken since the KIVCET technology came on line in 1997. At a cost of $55 million, including capital expenditures, the shutdown involved 23 individual projects and, at the peak of work, employed 750 contract employees. The shutdown was completed on time and under budget without any hygiene issues or lost-time injuries. Plant start-up following the shutdown occurred without any significant issues.

Trail set new annual production records for indium and germanium and consumed 35,000 tonnes of stockpiled zinc plant residues, which contain significant metal values. This resulted in the elimination of the first of three of these legacy stockpiles. We increased fertilizer production to take advantage of strong markets, realizing the highest production level in the last nine years.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        18

As an integrated refining and smelting operation, different commodities can make different contributions to Trail's operating profits, allowing operations to optimize concentrate purchases and production plans to take advantage of movements in commodity prices.

[GRAPHIC OMITTED - PIE CHARTS]

The cost of products sold increased primarily as a result of higher prices for lead concentrate. Realized treatment charges, which are deducted from the prices paid to suppliers, were lower in 2007, which resulted in higher net concentrate costs. Operating costs also increased by $24 million, primarily due to non-routine costs associated with the lead smelter maintenance shutdown.

The reduction in the 2007 operating profit from Trail's metallurgical operations was due mainly to the 32-day lead smelter maintenance shutdown and the strengthening of the Canadian dollar that occurred during the year, partially offset by higher lead prices. Record operating profit in 2006 was significantly higher than in 2005 due mainly to higher average metal prices and a 79-day strike that interrupted production and reduced operating profits in 2005.

The Waneta dam is one of several hydroelectric generating plants in the region operated through contractual arrangements under which we currently receive approximately 2,740 gigawatt hours of energy entitlement per year, regardless of the water flow available for power generation. We sell any of our entitlement that is not used by Trail's metallurgical operations to third parties at market rates.

The final phase of a multi-year project to upgrade the generating units at the Waneta dam was completed in the first quarter of 2007 with the upgrade of the fourth power generator unit. As part of other power upgrade activities, in the fall, work was completed on the new $40 million Waneta dam substation, which is now in service.

Operating profit from surplus power sales increased to $48 million in 2007 from $25 million the previous year due to higher volumes of surplus power available for sale and higher average prices. The extra sales volumes were a result of additional generating capacity, lower metallurgical load requirements and the timing of sales, as our power agreements provide significant flexibility in determining the volumes of sales in each period.

Capital expenditures for the year totalled $87 million, of which $25 million was expended on the lead smelter shutdown discussed above. A $10 million filter replacement project in zinc leaching was completed and successfully commissioned without any impact on zinc production. In addition, $25 million was spent on the replacement of the Waneta dam substation.

Based on positive environmental performance resulting from a one year test period in 2006, Trail obtained a permit from the BC Ministry of Environment to allow the treatment of up to 10,000 tonnes per year of electronic waste. Over 4,300 tonnes of electronic waste were recycled through the smelter in 2007. The goal is to treat 8,000 tonnes in 2008. The process addresses the critical social and environmental issue of electronic waste while providing Trail operations with a business opportunity that is independent of the metal price cycle.

In 2008, Trail expects to produce 295,000 tonnes of refined zinc, 90,000 tonnes of lead and 15.5 million ounces of silver. Capital expenditures are planned at $77 million for various sustaining projects, infrastructure improvements and business development opportunities. Trail's three-year labour contract with two local unions of the United Steelworkers expires on May 31, 2008. Negotiations to renew the agreement are expected to begin near the end of the first quarter of 2008.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        18

UPPER COLUMBIA RIVER BASIN (LAKE ROOSEVELT)

Prior to our  acquisition  in 2000 of a majority  interest in Cominco Ltd. (now
TCML), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled downriver as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

In June  2006,  TCML and its  affiliate,  Teck  Cominco  American  Incorporated
(TCAI), entered into a Settlement Agreement (the Agreement) with the US Environmental Protection Agency (EPA) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (RI/FS) of contamination in the Upper Columbia River (the Studies) under the oversight of the EPA. This multi-year study will use the latest science developed by the EPA and other researchers to determine the true risks in the reservoir system. The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the Colville Tribe) and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order (UAO) purporting to compel TCML to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual fieldwork. TCAI submitted the first draft of the work plan in December 2006 and we expect the final version to be approved in the first quarter of 2008. Data from field work will be used to determine whether further studies are required. When sufficient data has been compiled to adequately assess risk, a baseline human health and environmental risk assessment (RA) will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two native Tribes bordering the site.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT (CERCLA) to enforce the UAO and to seek fines and penalties against TCML for noncompliance TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CER CLA statute, in TCML's view, was not intended to govern the discharges of a facility occurring entirely in Canada under Canadian federal and provincial permits. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CER CLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit issued a stay of its decision pending the resolution of a further appeal by TCML to the US Supreme Court. In February 2007, TCML filed a petition for review and reversal with the US Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the US National Mining Association, the US Association of Manufacturers, the Canadian and US Chambers of Commerce and the Consumer Electronics Association. In January 2008, the US Supreme court denied TCML's petition for a review of the 9th Circuit decision. The denial of review is not a decision on the merits of TCML's defense, but rather reflects on the US Supreme Court's decision not to take up the case at this particular time. The case will now revert to the District Court of Eastern Washington for a hearing on the merits of the original and amended complaints. TCML will raise the defenses set out in its petition to the Supreme Court and continue to vigorously defend against the claims. Should the District Court find that TCML is liable under the CER CLA statute, TCML will have the opportunity to appeal that decision to both the 9th Circuit and the US Supreme Court.

TCAI will continue to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 and complete the RI/FS mentioned above. The settlement agreement is not affected by the litigation.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        19

In July 2007, we received notification from the Colville Tribe that they have been appointed lead administrative trustee to the recently formed Upper Columbia/Lake Roosevelt Natural Resource Trustee Council, made up of the Colville Tribe, the Spokane Tribe, the State of Washington and the US Department of the Interior. We were advised that the primary purpose of the Council is the integration and coordination of the assessment of potential natural resource damages during the ongoing RI/FS at the site. We believe, and have so informed the council, that it is premature to conduct such studies until the RI/FS is further developed.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

RED DOG

The Red Dog mine, located in northwest Alaska, is the world's largest zinc mine. We operate the open-pit mine under an agreement with NANA Regional Corporation Inc. (NANA), an Alaskan native corporation. Operating profit was $819 million in 2007 compared with $1.1 billion in 2006 and $325 million in 2005.

Our operating results for Red Dog are summarized in the following table:

---------------------------------------------------------------------------
                                             2007         2006        2005
---------------------------------------------------------------------------
 TONNES MILLED (000'S)                      3,381        3,238       3,087

 ZINC
     Grade (%)                               20.2         20.6        21.7
     Recovery (%)                            84.2         83.5        84.9
     Production (000's tonnes)              575.4        557.5       568.0
     Sales (000's tonnes)                   575.7        536.0       544.8

 LEAD
     Grade (%)                                6.1          6.1         5.6
     Recovery (%)                            65.9         62.8        59.0
     Production (000's tonnes)              136.2        123.5       102.3
     Sales (000's tonnes)                   144.3        114.8       105.0

 COST OF SALES (US$ millions)
     Operating costs
                                             $193         $155        $126
     Distribution costs
                                             $104          $90         $84
     Royalties (NANA and State)              $230         $112         $35

 CAPITAL EXPENDITURES ($ millions)            $43          $36         $34

 OPERATING PROFIT ($ millions)               $819       $1,079        $325
===========================================================================

Red Dog's location in northwest Alaska exposes the operation to severe weather and winter ice conditions that can significantly impact its production volumes and operating costs. In addition, the mine's bulk supply deliveries and all of the concentrate shipments occur during a short ocean shipping window that normally runs from early July to late October. Because of this short ocean shipping window, Red Dog's sales volumes are normally higher in the last six months of the year than in the first six months, which can result in significant volatility in its quarterly earnings depending on metal prices.

In 2007, zinc and lead production were above 2006 due to higher recoveries and additional mill throughput as a result of improved mill operating time. Site operating costs increased 25% over 2006 due to higher sales volumes and a 9% increase in unit operating costs due to higher fuel, supplies and labour costs. We are continuing with our shallow gas exploration program to test the economic potential of natural gas as a replacement for diesel fuel for power generation. Long-term dewatering and monitoring of test wells was initiated in 2007 to determine gas flow rates. Should this program ultimately prove to be successful, it has the potential to reduce Red Dog's use of and costs for diesel fuel.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        20

Red Dog's 2007 shipping season began on July 5 and was completed on October 24, with a record total of 1,070,000 tonnes of zinc concentrate and 262,000 tonnes of lead concentrate shipped from the mine. Metals in concentrate available for sale from January 1, 2008 to the beginning of next year's shipping season are 240,000 tonnes of zinc in concentrate and 3,000 tonnes of lead in concentrate.

The significant increase in the mine's cost of sales was mainly due to the change in the royalty regime that occurred in 2007. In the fourth quarter of 2006, in accordance with the operating agreement governing the Red Dog mine, the royalty to NANA increased to 25% of net proceeds of production. Previously, we paid an advance royalty of 4.5% of net smelter returns. The increase in the royalty rate is partially offset by a decline in the base on which royalties are calculated as operating, distribution, selling and management fees, an allowance for future reclamation and closure costs, capital costs and deemed interest are deductible in the calculation of the royalty. The new 25% royalty became payable in the third quarter of 2007 after we had recovered the cumulative advance royalties previously paid to NANA. The NANA royalty charge in 2007 was US$190 million, compared with US$57 million expensed under the previous advance royalty regime in 2006. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production will occur in 2012. NANA has advised us that it ultimately shares approximately 62% of the royalty with other Alaskan native corporations.

The reduction in Red Dog's 2007 operating profit compared with 2006 was due mainly to the lower zinc price, negative pricing adjustments of $81 million compared with $42 million of positive adjustments in 2006 and the strengthening of the Canadian dollar during the year, partially offset by the higher zinc and lead sales volumes and the higher average lead price. Operating profit in 2006, which was a record, was significantly higher than in 2005 due mainly to higher average zinc and lead prices.

Major capital projects in 2007 included US$9 million for additional flotation capacity, US$20 million for tailings dams and US$14 million on other sustaining capital projects.

Production in 2008 is expected to be approximately 560,000 tonnes of zinc in concentrate. Lead production is expected to be approximately 120,000 tonnes of metal contained in concentrate. Capital expenditures for 2008 are planned at US$67 million, including US$25 million on tailings dams and the balance on sustaining capital projects.

WATER DISCHARGE PERMIT

In the third quarter of 2007, the US Environmental Protection Agency (EPA) withdrew, for procedural reasons, a recently issued renewal of the Red Dog mine's water discharge permit, in the face of an appeal of the permit by a local community group and several environmental organizations. As a result, the permit renewal is expected to form part of the review and approval of a Supplemental Environmental Impact Statement (SEIS). The SEIS will focus on the permit renewal and impacts from mining of the Aqqaluk deposit. The Aqqaluk deposit is the next ore body scheduled to be developed by Red Dog and necessary authorizations must be in place prior to 2010 to ensure continuous operation of the mine at current production levels.

Pending approval of the SEIS and the issuance of the renewal permit, Red Dog will continue to operate under its existing water discharge permit. The mine's discharges are in compliance with the criteria established under the withdrawn water discharge permit, which the EPA determined to be fully protective of the environment. The previous permit, which was issued in 1998 and modified in 2003, is now back in effect and contains end-of-pipe limitations on total dissolved solids (TDS) that the mine cannot meet on a sustained basis. TDS are non-toxic salts created as a result of the water treatment process to eliminate metals from the mine's discharge water. The largest constituent of this TDS is gypsum.

In addition to treating mill effluent and runoff from areas disturbed by mining, Red Dog collects and treats all areas where naturally occurring acidic drainage has traditionally impacted water quality. As a result, water quality has improved and fish now spawn in areas where pre-mining conditions caused fish mortality.

We are working with NANA and the EPA to ensure that the mine can discharge sufficient water to maintain a reasonable water balance in the tailings impoundment and that the mining of Aqqaluk is not delayed. A group of technical experts are reviewing the entire water treatment and discharge system with the objective of addressing the TDS issue and the concerns of the appellants. However, there can be no assurance that past and ongoing violations of the existing permit will not result in other civil claims or appeals that could delay the mining of Aqqaluk beyond 2010.

OTHER ZINC MINES

Our 100% owned Pend Oreille mine, located in northeastern Washington State, produces zinc and lead concentrates, which are sold to our Trail smelter 80 kilometres to the north.

Mine production in 2007 was 28,800 tonnes of zinc and 4,200 tonnes of lead compared with 34,200 tonnes of zinc and 5,100 tonnes of lead in 2006. Zinc production in 2007 was 5,400 tonnes lower than 2006, primarily as a result of the implementation of a revised ground control plan that impacted ore production and mining lower grade ore zones.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        21

The mine recorded a $6 million operating loss in 2007 compared with a record operating profit of $38 million last year due mainly to lower production, higher operating costs and $4 million of negative price adjustments.

Ore grades improved late in 2007 and are forecast to improve further in 2008. Although the mine continues to contribute positive cash flow and is an important supplier of concentrate to our Trail operations, it is not expected to generate profits after depreciation and amortization charges during the remainder of its life at current zinc prices. Accordingly, we wrote down the mine's assets by $31 million in the fourth quarter of 2007 to $41 million.

The Lennard Shelf operation is located in the Kimberley region of Western Australia, 400 kilometres east of Broome and 2,600 kilometres north of Perth. We and Xstrata plc each own 50% of the operation through Lennard Shelf Pty Ltd. Since the mine achieved commercial production in April 2007, our 50% share of Lennard Shelf's operating loss was $4 million.

The operation was on care and maintenance from October 2003 until April 2006 when a decision was made to restart the Pillara mine. Production began in the first quarter of 2007 and the first shipments occurred in the second quarter of the year.

Our share of the mine's operating loss in 2007 was mainly a result of lower than expected production levels and higher unit operating costs. Mill throughput and recoveries were very close to plan in 2007, but zinc production was well below plan due to lower ore grades. Access to the main mining area in Pillara South was delayed due to a water-bearing structure that was encountered during development. As a result, underground production was supplemented with lower grade material in the remnant areas. Negative price adjustments of $5 million also negatively impacted operating results.

As a result of lower production levels and higher than expected unit operating costs, we are reviewing alternatives for the mine, including various cost reduction initiatives and a shortening of its life. This review is expected to be complete in the first quarter of 2008. However, we do not expect to recover the carrying values of the mine assets and as a result, we wrote down the mine's assets by $12 million in the quarter.

ZINC EXPLORATION AND DEVELOPMENT PROJECTS

In 2007, we spent $20 million exploring on our zinc exploration projects, representing 19% of our total exploration expense.

[GRAPHIC OMITTED - PIE CHART]

The spending in 2007 was directed towards greenfields exploration. The two main projects were the Noatak property in the Red Dog district in Alaska and our program in the Irish Midlands. Drilling on both Noatak and the Irish Midlands intersected encouraging sulphide intervals that warrant additional drilling in 2008. We have also acquired a large land position in northern Queensland that is prospective for zinc. Other early stage zinc projects are in Australia, China and Peru.

Our Product Technology Centre (PTC) in Mississauga, Ontario, supports our zinc sales efforts by developing and marketing galvanizing technologies to our zinc customers and providing ongoing technological support. In addition, the group also supports the zinc market through research and development of zinc-related batteries and stewardship through efforts to decrease the thickness of galvanizing coatings while increasing their corrosion resistance.

In lead, the battery technology group at PTC develops and markets technologies that improve the manufacture of lead-acid batteries and also decrease the amount of lead in the battery while maintaining performance. Part of this program is done in collaboration with our wholly owned subsidiary H. Folke Sandelin AB in Sweden. Sandelin also develops and markets continuous extruders that apply lead sheaths to power cables, a business that is currently expanding because of the increased demand for down-hole cables in the oil and gas sector.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        23

COAL

2007 PRODUCTION - 10.6 MILLION TONNES, DIRECT AND INDIRECT SHARE

OUR COAL DIVISION includes our 40% interest in the Elk Valley Coal Partnership and our 19.95% investment in the Fording Canadian Coal Trust, which owns 60% of Elk Valley Coal, giving us a 52% direct and indirect interest in the partnership.

                                           Revenues                   Operating Profit                   EBITDA
                                      ------------------------      ------------------------      ------------------------
($ in millions)                       2007      2006      2005      2007      2006      2005      2007      2006      2005
                                      ----      ----      ----      ----      ----      ----      ----      ----      ----

Elk Valley Coal                       $951    $1,177    $1,173      $209      $444      $512      $246      $478      $540
   Partnership
Fording Canadian
   Coal Trust                            -         -         -         -         -         -        43        48        76
Corporate
   and other                             -         -       (2)         -         -         -         6         -        19

                                      $951    $1,177    $1,171      $209      $444      $512      $295      $526      $635
                                      ----    ------    ------      ----      ----      ----      ----      ----      ----

In 2007, our coal division accounted for 15% of our revenue and 8% of our operating profit.

[GRAPHIC OMITTED -- CHARTS]

MARKETS

The demand for hard coking coal, which is the highest quality of metallurgical coal, is closely correlated with the steel production of integrated steel mills. Since 2003, global steel production, and therefore the demand for hard coking coal, has grown dramatically, driven primarily by rapid industrialization and economic development in the BRIC (Brazil, Russia, India and China) economies. This is expected to bring increased volatility to the global steel and hard coking coal markets in the future because these countries may experience sudden and irregular swings in their economic development.

China, in particular, has a key influence on the global steel and hard coking coal markets. The massive construction boom in China has required it to dramatically increase its domestic steel production capacity. China does not currently import a significant amount of seaborne hard coking coal because the requirements of its domestic steel mills can generally be met by Chinese coal producers and imports from Mongolia. China is the world's largest producer of metallurgical coal, but it does not currently export significant quantities because domestic demand is so strong. However, an economic downturn in China could potentially cause its exports of hard coking coal to increase in the future.

Unlike most of our metal products, which are priced by reference to prices determined by trading activity on metal exchanges, the prices of the majority of metallurgical coal sales are settled through annual negotiations with customers in the steel industry for the coal year running from April 1 to March 31, although there are some contracts that are based on other 12-month periods. Because shipping schedules can delay delivery of annual contracted volumes beyond the end of each coal year, the financial impact of the new prices normally starts to take effect in the second quarter of a given year with the full impact of new prices occurring in the third quarter. Depending on sales volumes, this can contribute to volatility in quarterly earnings from our coal operations.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        23

Contract negotiations with our customers for the 2008 coal year have not yet been finalized, but current market sentiment and supply disruptions in Australia accentuated by recent severe flooding conditions suggests that US dollar coal prices may increase significantly over 2007 coal year prices.

ELK VALLEY COAL PARTNERSHIP

Elk Valley Coal operates five metallurgical coal mines in southeastern British Columbia and one in west-central Alberta. It is the world's second-largest exporter of seaborne hard coking coal, substantially all of which is ultimately used in the production of steel. Our 40% share of Elk Valley Coal contributed $209 million to our operating profits in 2007 compared with $444 million in 2006 and $512 million in 2005.

Elk Valley Coal's operating results, at the 100% level, are summarized in the following table:

-------------------------------------------------------------------------------
                                                       2007      2006     2005
-------------------------------------------------------------------------------
PRODUCTION (000's tonnes)                             22,561    21,790   25,679
SALES (000's tonnes)                                  22,677    22,614   24,124

AVERAGE SALES PRICE
     US$/tonne                                           $98      $113      $99
     C$/tonne                                           $105      $131     $125

OPERATING EXPENSES (C$/tonne)
     Cost of product sold                                $42       $40      $33
     Transportation                                      $35       $37      $35

CAPITAL EXPENDITURES ($ millions)                        $77       $43     $198

OUR 40% SHARE OF OPERATING PROFIT ($ millions) (Note)   $209      $444     $512
===============================================================================

Note: Results of Elk Valley Coal represent our 40% direct interest in Elk Valley Coal commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006, and 38% from January 1, 2005 to March 31, 2005.

Coal sales volumes of 22.7 million tonnes in 2007 were similar to 2006 sales. Average US dollar coal prices decreased approximately 13% to US$98 per tonne as a result of lower prices for the 2007 coal year, which commenced April 1, 2007. With the stronger Canadian dollar, our average Canadian dollar coal prices decreased 20% to $105 per tonne.

The unit cost of product sold increased by 5% to $42 per tonne in 2007 compared with $40 per tonne in 2006. Unplanned shutdowns and interruptions of production in the first quarter of 2007 due to rail transportation problems caused unit costs to be unusually high, which impacted our unit cost of product sold throughout the year. Additional waste was moved in the first quarter in response to the reduced production, which benefited strip ratios for the balance of the year. As a result of the pre-stripping activities earlier in the year, coal production volumes were higher during the latter part of the year, which resulted in a reduction in fixed costs when calculated on a per unit basis. Our operating costs were also affected by the labour contracts settled in the second half of 2006 and higher prices for contract services, diesel fuel, tires and other consumables.

Combined rail and port transportation costs in 2007 were $35 per tonne compared with $37 in 2006. Lower contractual rail rates, which are variable in part with lower average selling prices, were generally offset by increased vessel demurrage costs due to inventory shortages at the ports, as well as higher ocean freight rates.

In 2007, a five-year collective agreement was reached at Elk Valley's Cardinal River mine. The new agreement expires on June 30, 2012 and with the settlement of this agreement, all five of Elk Valley Coal's unionized mines are now operating with multi-year contracts.

Elk Valley's capital spending in 2007 was $82 million, with $47 million on mobile equipment, $9 million on wash plant projects and $20 million on tunnel remediation, buildings and other projects.

Production in 2008 is expected to be approximately 24 million tonnes. Capital expenditures for 2008 are expected to be approximately $200 million, with $130 million on mobile equipment, $37 million on the wash plants and $20 million on development and permitting projects.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        24

FORDING CANADIAN COAL TRUST

We own 29.5 million units, or approximately 19.95% of the outstanding units of Fording Canadian Coal Trust (Fording). We account for our investment in Fording on an equity basis and its only significant asset is its 60% interest in Elk Valley Coal. In 2007 we acquired 16.65 million units of Fording, representing approximately 11.25% of the issued and outstanding units of Fording, from a subsidiary of Ontario Teachers Pension Plan Board, for $599 million or $36 per unit. If prior to July 31, 2008 we make an offer or announce an intention to acquire more than 50% of the outstanding Fording units and the transaction is subsequently completed, or if we sell Fording units in either case at a price in excess of C$36 per unit, we will pay the vendor such excess for the acquired units.

In December 2007, Fording announced that it intended to explore strategic alternatives to maximize value for its unitholders, which could include an acquisition of all of its outstanding units by a third party, a sale of its assets, including its interest in the Elk Valley Coal Partnership, a combination, reorganization or similar form of transaction, or continuing with its current business plan. As a result of Fording's initiative, we are reviewing our options with respect to Fording and Elk Valley Coal to determine if and how we might participate in any potential transaction in order to maximize value for our shareholders. There can be no assurance that Fording's process will result in any transaction, or that our interest in these two entities will change in any manner should a potential transaction occur.

GOLD

2007 PRODUCTION - 285 THOUSAND OUNCES

Our gold division includes our 40% interest in the Pogo mine located southeast of Fairbanks, Alaska, and our 50% interest in the Hemlo operations located in northwestern Ontario. It also includes our 78.8%-owned Morelos project in
Mexico, our 60% owned Lobo-Marte property in Chile and various other exploration properties.

                                      Revenues                  Operating Profit                    EBITDA
                                ------------------------      -------------------------      ------------------------
($ in millions)                 2007      2006      2005      2007      2006       2005      2007      2006      2005
                                ----      ----      ----      ----      ----       ----      ----      ----      ----

Pogo                             $59         -         -      $ (1)        -          -       $16       $ -       $ -
Hemlo                            123       143       127        (4)        7          9        20        31        30
Corporate                          -         -         -         -         -          -       (46)      (24)       (8)
                                ----      ----      ----      ----        --         --     -----       ---       ---
                                $182      $143      $127      $ (5)       $7         $9     $ (11)      $ 7       $22
                                ====      ====      ====      ====        ==         ==     =====       ===      ====

MARKETS

The London PM gold fix averaged US$697 per troy ounce in 2007, up 15% from the 2006 average and has reached historic highs in February 2008.

Growth in gold as an investment continues to be the main driver of the strong prices. A falling US dollar, global economic uncertainty, higher oil prices and fears of inflation have all contributed to gold's ascent. Exchange Traded Funds
(ETFs) have allowed investors easy access to gold investing. GFMS Ltd., a precious metals consultancy firm, estimates that ET F holdings of gold have rose 39% in 2007.

Global demand from the jewellery sector rose by 5.5% in 2007 following a 16% decline in 2006. GFMS estimates that jewellery fabrication in China increased 18% in 2007 and expects continued growth in 2008.

Our production, sales volumes and operating profits from our gold operations are summarized in the accompanying charts. In 2007, our gold operations accounted for 3% of our revenue and incurred a $5 million operating loss.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        25

[GRAPHIC OMITTED -- CHARTS]

POGO

The Pogo gold mine is located 145 kilometres southeast of Fairbanks, Alaska. It is a joint venture with Sumitomo Metal Mining Co. Ltd. (51%) and Sumitomo Corporation (9%). Teck Cominco Limited has a 40% interest in the mine and is the operator.

The mine achieved commercial production in April 2007 and since then, our 40% share of Pogo's operating loss was $1 million. Pogo's operating results, at the 100% level, are summarized in the following table:

 ----------------------------------------------------------------
                                                            2007
 ----------------------------------------------------------------
 Tonnes milled (000's)                                       649
 Grade (grams/tonne)                                        14.7
 Mill recovery (%)                                          84.4
 Production (000's ounces)                                   260
 Sales (000's ounces)                                        233
 Cash operating cost per ounce (US$)                        $520
 Capital expenditures (US$ millions)                         $15
 Our 40% share of operating profit ($ millions)             $ (1)
 ================================================================

Construction of the Pogo mine was completed in the first quarter of 2006 and the installation of the underground ore conveying system was completed in the second quarter, at a total cost of US$350 million. The Pogo mine commenced operations in January 2006, with the first gold bar poured in February 2006.

Production in 2006 was limited by tailings filtration capacity, bottlenecks in the paste backfill system and a construction accident in October that severely damaged electrical systems at the mine site, resulting in a total loss of electrical power that curtailed the mill operations until mid-December of that year. A third filter press was commissioned in January 2007 and modifications to the filtered tailings handling system to improve paste backfilling were completed in the first quarter of 2007. These two projects cost US$21 million.

Pogo's gold production in 2007 was not at full capacity due to the construction and commissioning of the filter projects in the first quarter and poor equipment availability that impacted online time and throughput rates. The ore at Pogo is extremely abrasive and continuous improvement projects are focused on improving equipment reliability. The mine made good progress reducing dilution by using smaller equipment in narrow ore headings during the second half of 2007. Mill recoveries are improving and we are working on various improvement projects, including automation of the flotation circuit that are expected to be completed in the first half of 2008. Operating costs are expected to improve somewhat in 2008, but will remain high over the next two

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        26
years due to the large number of optimization projects and the need to develop additional areas underground to sustain planned production levels.

Gold sales of 233,000 ounces in 2007 were lower than production due to the timing of shipments, and the average realized gold price was US$717 per ounce. Efforts to reduce in-process gold inventory are ongoing, with gold sales expected to exceed production in the first quarter of 2008. Gold production is expected to be between 340,000 and 360,000 ounces in 2008.

We capitalized $14 million of Pogo's operating losses (2007 - $2 million;  2006
- $12 million) incurred during the period from start-up in January 2006 until commercial production was achieved in April 2007 as part of the mine's development costs.

HEMLO

We have a 50% interest in the Williams and David Bell gold mines located adjacent to each other approximately 350 kilometres east of Thunder Bay in northwestern Ontario. We jointly operate the mines with Barrick Gold Corporation.

Our 50% share of Hemlo's operating loss was $4 million in 2007 compared with operating profits of $7 million in 2006 and $9 million in 2005.

Hemlo's  operating  results at the 100% level are  summarized  in the following table:
--------------------------------------------------------------------------------
                                                          2007     2006     2005
--------------------------------------------------------------------------------
 Tonnes milled (000's)                                   3,036    3,355    3,503
 Grade (grams/tonne)                                       3.7      4.0      4.4
 Mill recovery (%)                                        94.1     94.2     93.7
 Production (000's ounces)                                 337      410      460
 Sales (000's ounces)                                      330      413      460
 Cash operating cost per ounce (US$)                      $568     $465     $336
 Capital expenditures ($ millions)                         $12      $16      $15
 Our 50% share of operating profit (loss) ($ millions)    $(4)       $7       $9
================================================================================

A backfill failure underground at the Williams mine early in 2007 resulted in the rescheduling of higher grade stopes to future years. The operation was also incurring higher than expected unit costs due to the lower production. As a result, a strategic review of the life of mine plan and operating cost structure was completed in 2007. The review indicated a lower production profile going forward, with declining head grades as underground ores are becoming depleted and more low-grade open-pit ore is mined.

The higher grade David Bell mine is scheduled for closure in early 2010, while both the open pit and underground operations at Williams are expected to continue for 5 to 6 years if current resources in the underground C-zone are successfully converted into reserves.

Definition and development of the underground Interlake region at Williams is ongoing with production from this area expected in early 2009 assuming the resource is confirmed by the drill program. With lower production and less development activities planned going forward, the mine implemented cost-cutting measures that included a work force reduction of 150 positions, including contractors, and an overall reduction in operating costs by $60 to $70 million per annum in order to stabilize future unit costs near current levels.

In 2007, a three-year collective agreement was reached with the union employees at the David Bell mine. The new agreement expires in October 2010.

Gold production of 337,000 ounces was significantly less than previous years, while cash operating costs increased to US$568 per ounce compared with US$465 per ounce in 2006, mainly due to lower production offset by the cost reduction program that was implemented. The average realized gold price in 2007 was US$694 per ounce compared with US$600 per ounce in 2006, although the effect of the stronger Canadian dollar partly offset the higher US dollar gold price.

Production in 2008 is expected to be approximately 250,000 ounces of gold, down 26% from 2007, with our 50% share being 125,000 ounces. Capital expenditures for 2008 are planned at $23 million, with approximately $9 million on equipment and $14 million on mine services and development projects.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        27

GOLD EXPLORATION AND DEVELOPMENT PROJECTS

In 2007, we spent $22 million exploring on our gold projects, representing 21% of our total exploration expense.

[GRAPHIC OMITTED -- PIE CHART]

Our 2007 spending was targeted on gold programs in Mexico, Canada, the US, Australia and Turkey. In Turkey, we earned back to a 60% interest in the Agi Dagi and Kirazli projects. Plans for 2008 include drilling several high priority projects.

Pre-feasibility work continues on the Morelos gold project in Mexico. Roughly 32,000 metres of infill drilling on the main zones of mineralization was completed during the year. In addition, environmental baseline studies and social and community engagement programs are underway, and scoping level engineering studies have been initiated to look at possible infrastructure options. During the latter part of 2007 road access to a small part of the project was illegally blocked by local interests. Discussions continue in an attempt to resolve the access issue. Roughly 23,000 metres of drilling is planned in early 2008 in order to complete an updated resource estimate. A decision on further advancement of the project is anticipated in the second half of 2008.

Near the end of the year we earned back to a 60% ownership interest in three gold projects in western Turkey; Agi Dagi, Kirazli, and Halilaga. Agi Dagi and Kirazli are projects with previously known resources; Halilaga is a potentially new copper-gold discovery. Agi Dagi and Kirazli will see limited work in 2008, mainly to finish target testing, confirm resource estimates, metallurgical characteristics, and project economics. Drilling on Halilaga returned very encouraging intersections, including 100 metres of 1% copper and 1 gram per tonne of gold and 320 metres of 0.4% copper and 0.4 grams per tonne of gold. More than 10,000 metres of drilling is planned for 2008.

A study to re-evaluate the potential economic viability, water availability and likely environmental and permitting issues of our 60%-owned Lobo-Marte gold property in Chile was initiated in 2007. The study, which is based on the 1998 feasibility study scope parameters, should be completed later this quarter but in the current robust gold market the preliminary results appear encouraging.

ENERGY

1 BILLION BARRELS OF RECOVERABLE BITUMEN

Our energy division includes our 20% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project located in northern Alberta and our 50% interest in various oil sands leases that we jointly own with UT S Energy Corporation (UTS).

These oil sands projects are expected to be long-life assets with limited exploration risk, use conventional technology, leverage our core skills of large-scale truck and shovel mining operations, provide us with strong partners and are located in a politically stable jurisdiction. The assets in our energy division are expected to be significant contributors to our future revenues, operating profits and cash flows.

FORT HILLS PROJECT

The Fort Hills oil sands project includes approximately 24,000 contiguous hectares of oil sands leases located about 90 kilometres north of Fort McMurray in northern Alberta and an upgrader that will be located in Sturgeon County, just north of Edmonton. We hold a 20% interest in the Fort Hills Energy LP (the Fort Hills Partnership), which owns the Fort Hills project with 20% being held by UTS and the remaining 60% held by Petro-Canada, who is the operator of the project.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        28

In 2005, we acquired a 15% interest in the Fort Hills Partnership by agreeing to fund 34% of the first $2.5 billion of project expenditures, or $850 million, and our 15% pro rata share thereafter. In 2007, we and Petro-Canada each subscribed for an additional 5% interest in the Fort Hills Partnership. We will earn our additional interest by funding a further $375 million of the Fort Hills Partnership expenses beyond the existing earn-in obligations. We will satisfy our $375 million commitment by contributing 27.5% of the Fort Hills Partnership expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion, which is expected to occur in late 2009 or early 2010. Thereafter we will fund our 20% pro rata share of project spending. Our 20% interest in the Fort Hills project represents 806 million barrels of recoverable bitumen based on the Fort Hills Partnership's December 31, 2007 best estimate of the contingent bitumen resource of 4.03 billion barrels of recoverable bitumen, with a low estimate of 3.37 billion barrels and a high estimate of 4.38 billion barrels, all on a 100% basis.

The Fort Hills Partnership is proceeding with the Front End Engineering and Design (FEED) stage of project development, which is expected to be complete around mid-2008, and the Environmental Impact Assessment for the upgrader. The FEED process is expected to produce a definitive cost estimate and the basis on which the final development decision on the project will be made. The Fort Hills project is expected to be developed in two phases, with the first phase producing 160,000 barrels per day of bitumen in late 2011 to be upgraded to 140,000 barrels per day of synthetic crude oil commencing in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components for the first phase is $15.2 billion, excluding third-party capital. The second phase is expected to double capacity to 280,000 barrels per day of synthetic crude. That phase should be completed by 2014 with additional capital costs estimated at $13 billion, also excluding third-party capital.

We expect to receive regulatory approval for the upgrader in mid-2008 and sanction the project in the second half of the year.

In 2007, our spending on the Fort Hills project was $119 million, bringing our cumulative spending to $233 million at the end of 2007. Our share of funding for the project in 2008, including our earn in commitments, is expected to be approximately $760 million.

TECK COMINCO/ UTS JOINT VENTURE

We have jointly acquired oil sand leases located east and north of the Fort Hills project totaling approximately 285,000 acres in three general areas. To date, we have spent $219 million for our 50% share of the acquisition and exploration costs of these leases. We expect to spend approximately $40 million for our share of studies and exploration drilling planned for 2008.

The Lease 14 area consists of approximately 7,150 acres of oil sands leases immediately west of the Fort Hills project and contains a contingent resource estimate of approximately 350 million barrels of bitumen defined by 124 core holes. The lease has the potential to support a 50,000 barrel per day bitumen operation. Further engineering and environmental studies are planned for 2008.

The Lease 311 area is located 10 kilometres to the north of Lease 14 and consists of approximately 150,000 acres of oil sands leases. 68 core holes have been drilled on the southern portion of this area. A further 300 core holes, engineering and environmental studies are planned for 2008.

The third lease area is north of the Fort Hills project on the east side of the Athabasca River and consists of three lease blocks totaling approximately 126,000 acres of oil sand leases. Preliminary exploration work is planned for 2008.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        29

CORPORATE

Our corporate division includes all of our exploration and development projects not included in our other divisions, our business development activities and the activities undertaken by our various corporate groups that provide support to all of our divisions.

EXPLORATION AND DEVELOPMENT PROJECTS

In 2007, we spent approximately $9 million exploring on our diamond projects, $8 million on nickel projects, and representing 16% of our total exploration expense.

[GRAPHIC OMITTED -- PIE CHART]

NICKEL

Approximately 7% of the exploration budget went towards nickel exploration, mainly on laterite deposits in Brazil and sulphide deposits in Canada. At December 31, 2007 we had earned a 54% interest in the Santa Fe/Ipora nickel project in Brazil. Scoping level studies on that project will continue into 2008. Nickel exploration in Canada is focused in Labrador and Ontario.

DIAMONDS

Approximately 9% of our exploration expense was on one diamond project in northern Canada. Four new kimberlite occurrences were drilled on the Darby project. Complete results of 2007 drilling are expected in early 2008. Depending on results, additional drilling may be undertaken in 2008.

In 2006, we invested in Tahera Diamond Corporation (Tahera). Tahera's primary asset is its wholly-owned Jericho Diamond Mine located in the Nunavut Territory in northern Canada. Due to the strengthening of the Canadian dollar, rising oil prices, the relatively modest increases in diamond prices and ongoing operational and production issues, the Jericho mine experienced financial difficulties in 2007. As a result, we wrote off our investment in Tahera in 2007.

OTHER COMMODITIES

In 2006, we spent US$25 million to acquire approximately 7.6 million common shares of Nautilus Minerals Inc. (Nautilus) and warrants to acquire an additional three million shares at US$5 per share before June 1, 2008. Nautilus is the first company to commercially explore the ocean floor for gold, copper, zinc and silver in seafloor massive sulphide deposits. We also agreed to fund US$12 million in research and development related to subsea exploration and tenure acquisition costs in an area of interest consisting of six country areas in the South Pacific Ocean. Exercising the warrants to acquire the three million additional shares gave us an option to acquire the right to form joint ventures with Nautilus in selected areas within the area of interest by incurring US$25 million in exploration expenditures in each selected area within two years of the selection date to acquire an initial 40% or 50% interest, depending on the country selected. By incurring expenditures in excess of the US$25 million, we may earn a 50.1% or 60% interest in specific projects, depending on the country selected.

In late 2007, we exercised our warrants and acquired an additional three million common shares of Nautilus for US$15 million, increasing our ownership of Nautilus to approximately 7.2%. We also agreed with Nautilus that we may use the aforementioned US$12 million to conduct and manage a ship-based exploration program in 2008 in one or more of four designated areas in Papua New Guinea, Tonga and New Zealand (the Areas), excluding a 17,500-squarekilometre tenement package in Papua New Guinea and certain exploration licenses and applications in Tonga and Fiji that were 100% owned and acquired by Nautilus prior to October 20, 2006. We have until December 31, 2008 to select specific projects in various countries in which we intend to acquire an interest.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        30

TECHNOLOGY

Our technology groups at our Applied Research and Technology (ART) centre in Trail and CESL in Richmond, British Columbia, support our efforts in developing and testing technologies for new growth projects, and by providing technology transfer to assist with continuous improvement and value creation at our operations.

ART has expertise in applied mineralogy, mineral processing and environmental technology. These skills are also used to characterize new ore bodies and verify existing, or provide alternative processing options. Currently much of this work is focused on our oil sands projects, nickel laterite projects in Brazil and the Aqqaluk ore body at Red Dog. Continuous improvement projects are developed in collaboration with operations where value is created through reduced costs, improved recovery, increased concentrate grade and other overall efficiencies. Projects are underway at Antamina, the Elk Valley coal mines, Pogo, Red Dog and Trail. Environmental technology is used to develop innovative solutions to mitigate potential impacts at our operations. Recent work has focused on water treatment at Red Dog and a collaborative program to determine the acid rock drainage potential at Antamina.

Our proprietary hydrometallurgical technology has been developed by CESL to provide an environmentally superior method for treating copper, copper-gold and nickel-copper concentrates, particularly those that present challenges to the conventional smelting route. Our current efforts are focused on the ongoing construction and commissioning of Vale's 10,000 tonne per year CESL copper plant in Carajas, Brazil, and on the development and testing of an appropriate flow sheet to potentially process a bulk copper-nickel concentrate from our Mesaba property. We continue to make process improvements, particularly in gold and nickel, and pursue new opportunities where the CESL process offers an economic advantage over the sale of concentrate due to metallurgical issues or other logistical problems.

We also actively support a wide range of external research projects, many of which are levered through collaborative programs that are organized by AMIRA International and other similar research brokers or developed directly with universities. In some cases, individual research projects are sponsored on a one-on-one basis with professors and students. We are also active participants in university-based research and educational programs, including chairs, research groups and industry-faculty advisory committees. Our involvement with universities across North America and elsewhere provides critical interaction with potential employees.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        31

FINANCIAL OVERVIEW

FINANCIAL SUMMARY

--------------------------------------------------------------------------------------------------
 ($ IN MILLIONS, EXCEPT PER SHARE DATA)                    2007              2006            2005
--------------------------------------------------------------------------------------------------
 REVENUE AND EARNINGS
     Revenue
                                                         $6,371            $6,539          $4,415
     Operating profit
                                                         $2,738            $3,561          $1,962
     EBITDA                                              $2,615            $3,841          $2,176
     Net earnings from continuing operations             $1,661            $2,395          $1,345
     Net earnings                                        $1,615            $2,431          $1,345

 CASH FLOW
     Cash flow from operations                           $1,719            $2,905          $1,626
     Capital expenditures                                  $571              $391            $326
     Investments                                         $3,911              $272            $220

 BALANCE SHEET
     Cash and temporary investments                      $1,408            $5,281          $3,084
     Total assets
                                                        $13,573           $11,447          $8,809
     Long-term debt, including current portion          $ 1,523            $1,509          $1,721

 PER SHARE AMOUNTS
     Net earnings from continuing operations
        Basic                                           $  3.85             $5.68           $3.11
        Diluted                                         $  3.83             $5.52           $3.11
     Net earnings
        Basic                                           $  3.74             $5.77           $3.31
        Diluted                                         $  3.72             $5.60           $3.11

     Dividends declared per share                       $  1.00             $1.00           $0.40
==================================================================================================

Our revenues and earnings depend on prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for raw materials, which are influenced by global economic growth. We normally sell the products that we produce at prevailing market prices or at prices negotiated on annual contracts. Prices for these products, particularly for exchange-traded commodities, can fluctuate widely and that volatility can have a material affect on our strong financial results.

Recent economic conditions and historically high commodity prices have led to rapid growth in global mining activities, which has created strong demand for skilled labour, mining equipment and related operating supplies that exceed supply. This has and may continue to lead to increased capital and operating costs at our operations and development projects. In addition, if labour, equipment or operating supplies cannot be procured on a timely basis, our annual operating and future expansion and development activities could be negatively affected.

We report our financial results using the Canadian dollar and accordingly, our operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements, particularly as they affect the US dollar, can have a significant impact on our results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are denominated in US dollars.

Our net earnings for the year ended December 31, 2007, were $1.6 billion or $3.74 per share compared with record net earnings of $2.4 billion or $5.77 per share in 2006 and $1.3 billion or $3.31 per share in 2005.


--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        32

Our earnings in 2007 were affected by a $33 million equity loss ($50 million pre-tax) related to our investment in the Galore Creek project where mine construction was suspended due to escalating capital costs and a number of asset writedowns totalling $51 million after taxes. The equity loss represents our after-tax share of the Galore Creek partnership's estimated demobilization costs. The asset writedowns relate to our investment in Tahera Diamond Corporation, which was written down due to the severe financial difficulties facing the company. Due to difficult mining conditions and low ore grades that impact their ongoing profitability, we also wrote down the property, plant and equipment at our Pend Oreille and Lennard Shelf zinc mines. We also had a $59 million cumulative foreign exchange loss related to the repatriation of US dollars to Canada to provide funds for our acquisition of Aur. With new accounting standards related to financial instruments, we had a $46 million loss on our contingent receivable related to the sale of our Cajamarquilla refinery compared with a $36 million gain in 2006, which was determined using a previously applicable accounting standard.

In addition, we recorded after-tax negative settlement adjustments of $66 million during 2007 compared with $113 million of positive adjustments in 2006. An $80 million gain on the reduction of future tax liabilities due to the reduction in federal income tax rates in Canada and after-tax gains of $36 million on asset sales partially offset these effects.

Our 2006 net earnings included after tax gains of $126 million on the sale of investments, including $103 million on the sale of our investment in Inco. Net earnings in 2005 included gains on the sale of investments and assets totalling $65 million and $94 million in favourable tax adjustments.

The table below shows the impact of these items on our earnings.

-----------------------------------------------------------------------------------------------
                                                                 2007         2006        2005
-----------------------------------------------------------------------------------------------
 NET EARNINGS AS REPORTED                                       $1,614       $2,431      $1,345

 ADD (DEDUCT) THE AFTER-TAX EFFECT OF:
     Loss (earnings) from discontinued operations                   46          (36)          -
     Negative (positive) final pricing adjustments
        On prior year's sales                                       56          (42)        (44)
        On current year's sales                                     10          (71)        (22)
     Realization of cumulative translation adjustment loss          59            -           -
     Asset write downs and equity loss                              84            -
     Tax rate adjustments                                          (63)         (26)        (94)
     Gain on disposition of our investment in Inco                   -         (103)          -
     Asset sales and other                                         (36)         (23)        (65)
-----------------------------------------------------------------------------------------------
                                                                   156         (301)       (225)
 ADJUSTED NET EARNINGS                                          $1,754       $2,130      $1,120
================================================================================================

Adjusted net earnings were $1.8 billion ($4.06 per share) compared with $2.1 billion ($5.06 per share) earned in 2006. Earnings were lower in 2007 primarily as a result of lower zinc prices in the last half of the year, lower coal prices, the strengthening of the Canadian dollar, lower production at Highland Valley Copper as it moves through its mine life extension program, and the higher royalty expense at our Red Dog zinc mine. The US dollar averaged C$1.07 over the year compared with C$1.13 a year ago. The stronger Canadian dollar reduced the profit margin for our Canadian operations, particularly Highland Valley Copper, Trail and Elk Valley Coal, and the value of the profits we earn from operations that we account for using the US dollar, such as Red Dog, Antamina and Quebrada Blanca. This reduced net earnings by approximately $160 million.

Our earnings from coal operations are particularly sensitive to fluctuations in the Canadian/US dollar exchange rate. Although costs remained relatively constant compared with last year, the coal price averaged US$98 per tonne compared with US$113 per tonne in the previous year. Combined with the effect on operating margins from the stronger Canadian dollar, our 40% direct share of operating profits from the Elk Valley Coal Partnership declined from $444 million in 2006 to $209 million in 2007.

Other significant factors affecting earnings in 2007 included the effects of the month-long maintenance shutdown of the KIVCET lead smelter at our Trail operations, lower production and sales volume at Highland Valley Copper and production disruptions at Antamina due to electrical motor problems in the main grinding mill during November and December.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        33

Net  earnings  in  2006  increased   substantially  over  2005  due  mainly  to
significantly higher copper and zinc prices, with the average LME prices increasing by 83% and 137% respectively over the previous year. The average coal price in 2006 of US$113 per tonne was 14% higher than the US$99 per tonne realized in 2005. The weaker US dollar partially offset these higher commodity prices, with an average Canadian/US dollar exchange rate of 1.13 in 2006 compared with 1.21 in 2005.

Copper sales volumes were down 12,000 tonnes in 2007 compared with 2006 due to lower production at Highland Valley, resulting from our mine life extension plan and Antamina mining a higher proportion of zinc bearing ore in the year. The reductions at Highland Valley and Antamina were partially offset by the addition of copper sales from the three Aur mines acquired in August 2007.

Zinc sales volumes were 10% higher in 2007 than in 2006. Increases came from higher production at Red Dog due to improvements in ore throughput, a near doubling of zinc production at Antamina due to the mix of ores being mined, the new zinc production from the Lennard Shelf mine that achieved commercial production in April 2007, and the Duck Pond mine acquired in August. Metallurgical coal sales volumes were up slightly from 2006 and gold sales from our mining operations were 5% higher than 2006 levels.

Sales volumes of copper, zinc, lead and gold from mine operations in 2006 were similar to 2005, except coal sales volumes, which were 4% lower. Sales of refined zinc in 2006 increased by 27% over 2005 as a 79-day strike at Trail reduced production and sales in 2005. Molybdenum sales in 2006 were 25% lower than 2005 as a result of lower production due to lower ore grades.

Cash flow from operations in 2007, before changes in non-cash working capital items, was $2.0 billion compared with $2.6 billion in 2006 and $1.6 billion in 2005. The changes in cash flow from operations in the last two years were due mainly to the volatility in commodity prices and the strengthening of the Canadian dollar.

Cash flow from operations, after changes in non-cash working capital items, less scheduled debt repayments, dividends and sustaining capital expenditures, was $1.1 billion in 2007 compared with $2.1 billion in 2006 and $1.3 billion in 2005. At December 31, 2007, our cash and temporary investments were $1.4 billion. Long-term debt was $1.5 billion and our total debt to debt-plus-equity ratio was 16% compared with 19% at December 31, 2006.

OPERATING PROFIT

Our operating profit is made up of our revenues less the operating, depreciation and amortization expenses at our producing operations. Income and expenses from our business activities that do not produce commodities for sale are included in our other income and expenses.

Our principal commodities are copper, zinc, metallurgical coal and gold, which accounted for 28%, 31%, 15% and 4% of revenues respectively in 2007. Molybdenum is a significant by-product of our copper operations, and lead is a significant by-product of our zinc operations, respectively accounting for 3% and 10% of our 2007 revenue. In addition, our Antamina copper mine produces a significant volume of zinc concentrate. Other products include silver, various specialty metals, chemicals and fertilizers, and electricity and in total accounted for 9% of our revenue in 2007.

[GRAPHIC OMITTED -- CHARTS]

Our revenues are affected by sales volumes, which are determined by our production levels and demand for the commodities we produce, commodity prices and currency exchange rates. Average commodity prices and the Canadian/US dollar exchange rate are presented in the table below.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        34

AVERAGE METAL PRICES AND EXCHANGE RATES

                                                   US$                                             CDN$
                                 ---------------------------------------        ------------------------------------------
                                 2007     % CHG    2006    % CHG    2005        2007     % CHG     2006     % CHG     2005
--------------------------------------------------------------------------------------------------------------------------
 Copper (LME Cash-$/pound)
                                  3.23        +6%   3.05      +83%   1.67        3.46           -  3.45         +71%  2.02
 Molybdenum (Platts*-$/pound)
                                    30       +20%     25      -22%     32          32        +14%    28         -28%    39
 Zinc (LME Cash-$/pound)
                                  1.47        -1%   1.49     +137%   0.63        1.57         -7%  1.68        +121%  0.76
 Lead (LME Cash-$/pound)
                                  1.17       +98%   0.59      +34%   0.44        1.25        +87%  0.67         +26%  0.53
 Coal (realized-$/tonne)            98       -13%    113      +14%     99         105        -20%   131          +7%   120
 Gold (LME PM Fix-$/ounce)         697       +15%    604      +36%    445         746         +9%   683         +27%   538
==========================================================================================================================
 Exchange rate (Bank of Canada)
     US$1 = Cdn$                  1.07        -5%   1.13       -7%   1.21
     Cdn$1 = US$                  0.93        +6%   0.88       +6%   0.83
=========================================================================

* Published major supplier selling price in Platts Metals Week.

Demand for all our major products was above historic trends in 2007, with strong global economic growth led by China.

Overall, our consolidated revenues were $6.4 billion in 2007 compared with $6.5 billion in 2006 and $4.4 billion in 2005. Our 2007 revenues increased by $296 million as a result of just over four months of revenue from the three mines acquired through our acquisition of Aur. The addition of the Pogo and Lennard Shelf operations added $106 million to revenues since achieving commercial production in April 2007. The strengthening of the Canadian dollar decreased our revenues by $340 million, while lower commodity prices reduced revenues by $106 million. In addition, lower sales volumes from Highland Valley Copper, partially offset by increased volumes at Red Dog, reduced revenues by $124 million.

At December 31, 2006, outstanding receivables included 171 million pounds of copper provisionally valued at US$2.86 per pound and 306 million pounds of zinc provisionally valued at US$1.94 per pound. During 2007, the copper receivables were settled at an average final price of US$2.83 per pound and zinc receivables were settled at an average final price of US$1.62 per pound, resulting in negative after-tax final pricing adjustments of $56 million in the year compared with positive adjustments of $42 million in 2006. At December 31, 2007, outstanding receivables included 180 million pounds of copper provisionally valued at an average of US$3.04 per pound, 296 million pounds of zinc valued at an average of US$1.05 per pound and 74 million pounds of lead provisionally valued at an average of US$1.15 per pound.

Our operating costs include all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased at our Trail refining and smelting operation, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and railcars, weather problems and other factors can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

The magnitude of our operating costs is dictated mainly by our production volumes, the costs of labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; and by distribution costs, commodity prices and costs related to non-routine maintenance projects. Production volumes mainly affect our variable operating and our distribution costs. In addition, production may also affect our sales volumes and, when combined with commodity prices, affects profitability and ultimately our royalty expenses.

Our operating expenses were $3.3 billion in 2007 compared with $2.7 billion in 2006 and $2.2 billion in 2005. Like many of our competitors, we have been facing rising costs for labour, fuel and energy, consumables and other operating supplies. In addition to general cost increases, significant increases in our 2007 operating expense include $210 million from the three mines added through our acquisition of Aur and a $145 million increase in the royalty at our Red Dog zinc mine following our recovery of our capital investment and cumulative operating expense plus an interest factor in the fourth quarter of 2006.

We determine our depreciation and amortization expense using various methods. Plant and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives at our refining and smelting operations in Trail. Plant and processing facilities at our mines are amortized on a units-of-production basis over the lesser of their useful lives or the estimated proven and probable ore reserves. Mobile equipment is depreciated and amortized using operating hours and buildings, and other site infrastructure over their estimated useful lives. Accordingly, our depreciation and amortization expense varies to some degree with our production volumes. In 2007

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        35
our depreciation expense was $333 million compared with $264 million in 2006 and $272 million in 2005. The main reason for the increase was our acquisition of Aur, which resulted in an additional $34 million of depreciation and amortization compared with last year. General and administration expense was $109 million in 2007 compared with $96 million in 2006 and $74 million in 2005. The increase in 2007 was due to an increase in general business activities. The increases in 2006 over 2005 was due mainly to stock-based compensation expense resulting from increases in the price of our Class B subordinate voting shares.

OTHER EXPENSES

------------------------------------------------------------------------------
                                                  2007        2006        2005
------------------------------------------------------------------------------
 General and administrative                       $109         $96         $74
 Interest on long-term debt                         85          97          69
 Exploration
 RRRRRRR                                           105          72          70
 Research and development                           32          17          13
 Asset impairment charges                           69           -           -
 Other expense (income)                          (170)       (316)        (94)
 Provision for income and resource taxes           795       1,213         546
 Minority interests, net of tax                     47          19          11
 Equity (earnings) loss, net of tax                  5        (32)        (50)
 Loss (earnings) from discontinued
     operations, net of tax                         46        (36)           -
------------------------------------------------------------------------------
                                                $1,123      $1,130        $617
==============================================================================

Our interest expense of $85 million in 2007 was 12% lower than the $97 million for 2006, due mainly to lower average debt levels, lower interest rates and the strengthening of the Canadian dollar, as substantially all of our borrowings are denominated in US dollars. Interest expense in 2006 was $28 million higher than 2005 due to a full year of interest on US$1.0 billion of bonds issued in September of 2005. Partially offsetting this increase in indebtedness were the repayments of our US$150 million debentures in February 2006 and the Inco exchangeable debentures late in 2006.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We endeavour to do this through our exploration and development program and through acquisition of interests in new properties or in companies that own such properties. Exploration for minerals and oil and gas is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our main exploration efforts in 2007 were focused on copper, zinc, gold, nickel and diamonds. We also participated in several equity financings with junior companies exploring for the same commodities in favourable jurisdictions. Exploration expense was $105 million in 2007 compared with $72 million in 2006 and $70 million in 2005. Increased exploration activities are the main reason for the rising exploration expense in 2007 and 2006.

[GRAPHIC OMITTED -- PIE CHARTS]

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        36

Our research and development expenditures are focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities and the development of new or modified processing methods and technologies. In 2007, our research and development expenditures were $32 million compared with $17 million in 2006 and $13 million in 2005.

Asset impairment charges totalling $69 million were taken against (i) our investment in Tahera Diamonds, which sought protection from creditors in January 2008 due to operating and financial difficulties, (ii) our Lennard Shelf zinc mine and (iii) our Pend Oreille zinc mine. Both zinc mines are operating with lower than expected ore grades and higher unit operating costs. Operating cost increases and potentially shortened mine lives underlie the writedowns.

Other income and expense netted to $170 million in 2007 compared with $316 million in 2006 and $94 million in 2005. Interest income was $177 million in 2007 and we had $55 million of gains from the sale of investments. With the decline in the zinc price in the latter part of 2007, our derivative liability on the Duck Pond zinc positions was reduced by $53 million. Offsetting this other income was a $59 million cumulative foreign exchange loss related to the repatriation of US dollars to Canada to provide funds for the acquisition of Aur, $26 million of reclamation at our closed operations and $31 million on non-hedge derivative losses mainly on our gold positions. In 2006, we had $186 million of interest income and $201 million of gains on the disposition of our investments in Inco and other companies, compared with interest income of $56 million and gain on sale of investments of $77 million in 2005.

Income and resource taxes were m$795 million, or 32% of pre-tax earnings, slightly less than the Canadian statutory tax rate of 34%. The primary reason for the difference was the enactment of reductions in Canadian statutory rates for future years that resulted in an $80 million decrease in our future tax liability. Before the effect of these reductions, our tax expense was 35% of pre-tax earnings. Overall, our tax expense was $418 million less that the 2006 expense of $1.2 billion due mainly to our lower operating profits.

Our minority interest expense relates to our ownership interests in the Highland Valley, Quebrada Blanca, Andacollo and Elkview mines that are held by other companies. The $28 million increase in 2007 was due to our acquisition of Quebrada Blanca and Andacollo as part of our acquisition of Aur, partially offset by the reduction in minority interest expense resulting from lower earnings at Highland Valley and Elkview compared with 2006.

We account for our investments in the Fording Canadian Coal Trust, Fort Hills Limited Partnership and the Galore Creek Partnership using the equity method. In September 2007, we increased our interest in the Fording Canadian Coal Trust to 19.95% by purchasing an additional 16.65 million units for $599 million. Our equity earnings from Fording were $28 million in 2007, $32 million in 2006 and $50 million in 2005, with the general decline due to lower sales prices, and the strengthening of the Canadian dollar. Our 2007 equity earnings from Fording were more than offset by our share of losses from the Galore Creek Partnership, which were mainly due to our share of demobilization costs related to the decision to suspend construction of the Galore Creek project.

Our earnings from discontinued operations relate to a price participation provision in a 2004 agreement to sell our Cajamarquilla zinc refinery. We are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires at the end of 2009. In 2006, we accrued $36 million, net of taxes, for the additional consideration based on the average annual zinc price for the year. Effective January 1, 2007, upon adoption of a new accounting standard for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the contingent receivable, which was valued based on the zinc forward curve at December 31, 2006. The new standard for financial instruments requires us to mark this receivable to market at the end of each quarter. With the decline in the zinc price that occurred during 2007 from historical highs in late 2006, the mark-to-market adjustment in 2007 resulted in a $46 million after-tax reduction in the receivable. In January 2007, we received approximately US$36 million for the 2006 price participation payment and in January 2008 we received approximately US$38 million for the 2007 payment.

FINANCIAL POSITION AND LIQUIDITY

OPERATING CASH FLOW

Cash flow from operations was $1.7 billion in 2007 compared with $2.9 billion in 2006. Non-cash working capital changes in 2007 included final tax installments on 2006 earnings of $125 million and $115 million related to royalties payable on 2006 earnings. Significant tax installments are paid after year-end for years such as 2006 when taxable earnings have greatly increased over the previous year.

Cash flow from operations, before non-cash working capital changes, was $2.0 billion for the year ended December 31, 2007 compared to $2.6 billion in 2006. In addition to lower profits in 2007, there was a $282 million increase in working capital in 2007 compared with a $299 million decrease in 2006. Operating cash flow in 2006 was higher than the $1.6 billion in 2005 due mainly to significantly higher copper and zinc prices.

--------------------------------------------------------------------------------
Teck Cominco 2007 MD&A                                                        37

INVESTING ACTIVITIES

Capital expenditures and investments totalled $5.9 billion in 2007. Capital expenditures were $571 million, of which $218 million was on sustaining capital expenditures, $161 million on the Highland Valley Copper mine life extension project and $192 million on other development projects. Our capital spending in 2006 totalled $391 million with $171 million on sustaining capital and $220 million on development projects.

In 2007, we acquired interests in other companies and projects for consideration of $5.4 billion. Our major investments included $4.1 billion to acquire 100% of Aur Resources, $599 million to acquire an additional 16.65 million units of Fording, $264 million to acquire our interest in the Galore Creek project, $119 million for our share of funding required for the Fort Hills oil sands project, including our earn-in amount, and $341 million on strategic and exploration-related investments. Proceeds from the disposal of investments were $194 million in 2007.

Our investments in 2006 totalled $272 million, with the major investments being Fort Hills, Tahera Diamond Corporation, Nautilus Minerals Inc. and ZincOx Resources plc. Proceeds from the disposal of investments totalled $885 million in 2006, including $770 million received from the tendering of our Inco shares and the balance from the sale of other marketable securities. A portion of the Inco shares were pledged against our Inco exchangeable debenture and the related proceeds were used to repay the debenture. Dispositions of marketable securities totalled $118 million in 2005.

FINANCING ACTIVITIES

During 2007, we recorded $13 million as proceeds on the exercise of employee and director stock options compared with $16 million in 2006. We also issued approximately 22 million Class B subordinate voting shares related to our acquisition of Aur for consideration of $952 million.

In October 2007, we filed a preliminary base shelf prospectus under the multijurisdictional disclosure system. The base shelf prospectus qualifies for sale in the United States up to US$2.5 billion of debt securities over a period of 25 months from the date of the final prospectus and will permit us to access the debt capital markets over that period as or when deemed appropriate.

In May 2007, we completed a two-for-one share split of our Class A common shares and Class B subordinate voting shares. All share and per share information included in our annual report and consolidated financial statements and accompanying notes have been adjusted to reflect this share split for all periods presented. As a result of the share split, our semi-annual eligible dividend for both classes of shares is currently $0.50 per share.

In February 2007, we received regulatory approval to purchase up to 40 million (20 million on a pre-split basis) of our outstanding Class B subordinate voting shares pursuant to a normal course issuer bid. To the end of 2007, we purchased and cancelled 13.1 million shares under this program at a cost of $577 million. When combined with $426 million of dividends paid, we returned just over $1 billion to shareholders during 2007. The share buyback program expired on February 21, 2008.

In the fourth quarter of 2006, the majority of the holders of the Inco exchangeable debentures tendered their debentures for exchange and we repaid these debentures with the equivalent cash. Cash of $105 million was placed in trust to satisfy the redemption requirements of the debentures that remained outstanding at the end of the 2006, all of which were redeemed in 2007.

In September 2006, the remaining Antamina project debt was refinanced on a non-recourse basis with a syndicated five-year revolving term bank facility that has a final payment at maturity. The facility is extendable annually with the concurrence of the participating banks.

In June 2006, we completed a series of transactions culminating in the redemption of $112 million of the principal amount of our exchangeable debentures that were due in 2024. In the course of these transactions, all outstanding exchangeable debentures were tendered for exchange and we issued
11.5 million Class B subordinate voting shares. The exchange did not affect our cash flow or earnings because shares were issued and the debentures were included in shareholders' equity on the balance sheet.

In February 2006, we repaid the US$150 million 6.875% debenture that we issued in 1996.

CASH RESOURCES AND LIQUIDITY

At December 31, 2007, we held cash and temporary investments of $1.4 billion against total debt of $1.5 billion, of which substantially all is denominated in US dollars. Our long-term debt to debt plus equity ratio was 16% compared with 19% at the end of 2006. We have $553 million of mandatory corporate debt payments due in the next five years and approximately 44% of the outstanding $1.5 billion of debt is not due until 2035.

At December 31, 2007, we had bank credit facilities aggregating $1.1 billion, 82% of which matures in 2012 and beyond. Our unused credit lines under these

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Teck Cominco 2007 MD&A                                                        38
facilities after drawdowns and letters of credit issued on our behalf amounted to $819 million at the end of 2007.

In 2007, Moody's Investor Services upgraded its credit rating for our senior unsecured debt to Baa1 with a stable outlook from Baa2. Our ratings from Standard & Poor's and Dominion Bond Rating Service remain at BBB and BBB (high) respectively, both with stable outlooks. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. They are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.

[GRAPHIC OMITTED - BAR CHART]

We have seen a recent tightening of credit conditions as financial markets were affected by concerns over asset backed commercial paper and related products together with the weakness in US economy, which has continued into 2008. Although some central banks have and may continue reducing interest rates in 2008 to stimulate economic activity, accessing capital, if required, to fund future development projects may become more difficult and/or certain terms and conditions of borrowing obligations could be more onerous than those on our existing loans.

                                         2007                                                   2006
                    --------------------------------------------------    --------------------------------------------------
                      Q1         Q2         Q3         Q4       TOTAL         Q1         Q2        Q3         Q4      Total
                      --         --         --         --       -----         --         --        --         --      -----
Revenues            $1,340     $1,561     $1,932     $1,538     $6,371     $1,273     $1,546    $1,632     $2,088     $6,539
Operating profit      $620       $764       $894       $460     $2,738       $624       $894      $876     $1,167     $3,561
Net earnings          $360       $485       $490       $263     $1,598       $448       $613      $504       $866     $2,431
Earnings per share   $0.83      $1.14      $1.15      $0.60      $3.70      $1.09      $1.48     $1.17      $2.01      $5.77
Cash flow from
  continuing
  operations          $152       $193       $814       $560     $1,719       $371       $600      $752     $1,182     $2,905

NOTE: $ IN MILLIONS, EXCEPT PER SHARE INFORMATION

In the fourth quarter of 2007, revenues from operations were $1.5 billion compared with $2.1 billion in the same period a year ago. Net earnings were $280 million or $0.64 per share in the fourth quarter, down significantly from $866 million or $2.01 per share in the fourth quarter of 2006. In 2006, one-time items included a $115 million gain on the disposition of Inco shares.

Our fourth quarter earnings were affected by significantly lower prices for zinc (-38%) and coal (-26%), the stronger Canadian dollar and its effect on our cost base, lower zinc sales volumes from the Red Dog mine versus last year and reduced sales from Highland Valley due to the mine life extension program. The reduced revenues were partially offset by higher lead prices and revenue increases from the new copper mines acquired from Aur. In addition, we recorded after-tax writedowns totalling $51 million related to our investment in Tahera Diamonds and our Lennard Shelf and Pend Oreille zinc mines, and a $50 million pre-tax ($33 million after-tax) equity loss related to our investment in Galore Creek.

In addition, we recorded negative settlement adjustments of $94 million as base metal prices fell substantially in the quarter. This amount is made up of $37

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Teck Cominco 2007 MD&A                                                        39
million of settlement adjustments on sales from the previous quarter and $57 million on sales that were initially recorded at the average price for the month of sale and subsequently revalued to quarter-end forward-curve prices. A $69 million gain on the reduction of future tax liabilities due to the reduction in federal income tax rates in Canada, and after-tax gains of $25 million on asset sales partially offset these effects.

The primary reasons for the decline in earnings were lower zinc prices and sales volumes, and the stronger Canadian dollar. Zinc prices averaged US$1.19 per pound in the quarter compared to US$1.91 per pound in 2006, and the lower price accounted for approximately $160 million of the decline in earnings. The US dollar averaged C$0.98 in the quarter compared with C$1.14 a year ago. The stronger Canadian dollar reduced the profit margin for our Canadian operations, particularly Highland Valley Copper and Elk Valley Coal, and the value of the profits we earn in US dollar economies from operations such as Red Dog, Antamina and Quebrada Blanca. This reduced net earnings by approximately $125 million. Higher lead prices partially offset these reductions while average copper prices were relatively unchanged.

Our earnings from coal operations are particularly sensitive to fluctuations in the Canadian/US dollar exchange rate. Although costs remained relatively constant compared with last year, the coal price averaged US$93 per tonne compared with US$106 per tonne in the previous year. Combined with the effect on operating margins from the stronger Canadian dollar, our 40% direct share of quarterly operating profits from the Elk Valley Coal Partnership declined from $100 million in 2006 to $30 million in 2007.

Other significant factors affecting earnings in the quarter included the effects of the month-long maintenance shutdown of the KIVCET lead smelter at our Trail operations, lower sales at Red Dog, production disruptions at Antamina and lower production and sales at Highland Valley Copper.

In the fourth quarter of 2006, earnings included unusually large zinc sales from Red Dog when shipping delays in the third quarter of 2006 shifted sales and the related profits into the fourth quarter. In 2007, sales volumes were reflective of normal seasonal sales pattern and represented 33% of annual zinc sales compared with 46% in 2006.

We moved a 32-day maintenance shutdown of the KIVCET lead furnace, boiler and related equipment at Trail from 2008 forward into the last quarter of 2007. This resulted in a reduction of lead production and sales in the quarter by approximately 25%. We incurred additional maintenance costs of $20 million during the shutdown.

Copper production at Highland Valley Copper was down by approximately 25% in the quarter compared to 2006. This decline was primarily a result of lower grades in the areas mined in the current phase of the mine plan. Copper recoveries were lower as a result of higher clay content in the mined ore. The mining of the areas with higher clay content will continue into 2008 and 2009. These activities facilitate the previously announced expansion pre-stripping, which will extend the mine life until 2019.

The three mines acquired from Aur contributed operating profits of $105 million in the quarter before negative final pricing adjustments and the effects of one-time mark-to-market adjustments made to inventories at the time of acquisition. Work-in-process inventories on hand at the acquisition date were assigned fair values based on their copper content less costs to complete and a small margin. As the acquired operations complete the processing and sale of these inventories, the cost of goods sold will reflect the higher assigned values resulting in reduced profits. Operating profits were reduced by $62 million in the fourth quarter as a result of these revaluations.

Cash flow from operations was $560 million in the fourth quarter compared with $1.2 billion in the fourth quarter of 2006. The reduction is primarily the result of lower profits and a smaller reduction in Red Dog's inventory for the quarter than last year. Acquisition adjustments of $62 million to work-in-process inventories acquired in the acquisition of Aur Resources affect operating profits, but not cash flows. During the third and fourth quarters of each year, cash flow from operations is positively affected by the seasonal decline of Red Dog concentrate inventories. This decline was not as substantial as in 2006 when third quarter sales were pushed into the fourth quarter due to the late start to the shipping season that year.

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Teck Cominco 2007 MD&A                                                        40

OUTLOOK

Commodity prices are a key driver of our earnings and current prices are well above historic averages. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, progressing through the permitting process, finding skilled resources to develop projects, infrastructure constraints and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, particularly in the United States, we believe that as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for commodities. We believe that the long-term price environment for our products remains favourable.

Based on our expected 2008 production and prices prevailing at December 31, 2007, the sensitivity of our annual earnings to a 1% change in the US dollar exchange rate and commodity prices before pricing adjustments is as follows:

                               2008        Impact of a 1% change
                            Production     on Annual After-Tax
                               Plan            Earnings              EPS
                            ----------     ---------------------   ---------
US$1 = C$                                      $26 million         5.9(cent)
Copper (tonnes)               300,000          $11 million         2.5(cent)
Coal (tonnes)               1,000,000           $7 million         1.6(cent)
Zinc (tonnes)               9,600,000           $6 million         1.4(cent)
Lead (tonnes)                 220,000           $2 million         0.5(cent)
Gold (ounces                  275,000           $1 million         0.2(cent)
Molybdenum (pounds)         7,000,000           $1 million         0.2(cent)

Notes:

(1) The effect on our earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.

(2) Zinc includes 295,000 tonnes of refined zinc and 705,000 tonnes of zinc contained in concentrate.

(3) Lead includes 90,000 tonnes of refined lead and 130,000 tonnes of lead contained in concentrate.

At December 31, 2007, outstanding receivables included 180 million pounds of copper provisionally valued at an average of US$3.04 per pound, 296 million pounds of zinc valued at an average of US$1.05 per pound and 74 million pounds of lead provisionally valued at an average of US$1.15 per pound. Final price adjustments on these outstanding receivables will increase or decrease our revenue in 2008 depending on metal prices at the time of settlement.

At the current time, copper and lead prices are slightly higher than 2007 average prices. The zinc price is approximately 28% lower and gold is approximately 30% higher than the 2007 average prices respectively. As previously mentioned, market sentiment indicates that coal prices may increase, but if they do, the impact is not likely to start to be felt until the second quarter of 2008. In addition, the Canadian dollar is currently near par against the US dollar compared with US$1 averaging C$1.07 in 2007.

Our copper production for 2008 is expected to be about 50,000 tonnes higher than production in 2007, due mainly to the addition of the three mines acquired in August 2007 from Aur. Highland Valley's copper production is expected to decrease by approximately 9% from the 2007 as we mine lower grade ore as part of the mine life extension program. Our share of copper production at Antamina is expected to be similar to 2007, however, Antamina has recently been experiencing problems with its main grinding mill. If these problems persist, they could impact Antamina's production and financial results in 2008.

Our zinc production in 2008 is expected to be slightly higher than in 2007, with the increase due mainly to the additional zinc production from the Duck Pond mine acquired from Aur in August 2007. Due to sea ice conditions, Red Dog has a shipping window that normally starts in early July and ends in late October. If ice or other weather conditions are such that the shipping season is delayed, our quarterly sales patterns can vary substantially. Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

Elk Valley's 2008 sales volumes are estimated at 23 to 25 million tonnes, of which our share is 40%. Negotiations are under way for coal prices and volumes for the coal year commencing April 1, 2008 and prices and volumes have not yet been finalized, although current market sentiment indicates that US dollar coal year prices may increase significantly for the 2008 coal year over the 2007 prices. Coal prices in the first quarter of 2008 are expected to be similar to the fourth quarter average price of US$93 per tonne. Elk Valley will not see the full benefit of higher 2008 coal year prices until possibly the third quarter of 2008. It is expected that a substantial portion of Elk Valley's sales in the second quarter of 2008 will be at 2007 pricing due to the carryover of tonnes from the 2007 coal year. Further, the winter months typically present challenging shipping conditions for Elk Valley Coal that could potentially impact first quarter results and further increase the amount of carryover. Our share of gold production is expected to decrease by approximately 10,000 ounces in 2008 compared with 2007 due to a 44,000-ounce reduction at Hemlo partially offset by higher planned production from the Pogo mine. Our share of gold production from Pogo is expected to be 135,000 to

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Teck Cominco 2007 MD&A                                                        41

145,000 ounces, while our share of production from the Hemlo joint venture is expected to be 26% lower than 2007 at approximately 125,000 ounces.

Based on the information above, and depending on commodity prices and the US/Canadian dollar exchange rate, we expect that our earnings will be stronger in the second half of the year than the first half of the year. This is due mainly to Red Dog's sales volumes generally being higher in the latter half of the year due to the short shipping window and metallurgical coal prices, which are expected to rise beginning in the second quarter of 2008.

Like many of our competitors, we are facing significant cost increases and longer construction schedules in bringing new projects into production. The current robust demand for commodities has resulted in significant inflation in the cost of labour, fuel, raw materials and other key inputs required by the mining industry. In addition, lead times required to source major capital equipment and the challenge of attracting and retaining skilled labour has made it difficult to bring major projects into production on time and on budget. These increases could adversely affect the viability of a project and consequently our asset values, costs, earnings and cash flows.

Our 2008 capital expenditures are planned at approximately $840 million, including $465 million of sustaining capital expenditures, $285 million on development projects and $90 million for our share of the various oil sands properties that we jointly own with UTS Energy Corporation. This estimate does not include any amounts for the development of the Petaquilla copper project in Panama should we decide in March 2008 to proceed with its development. In addition, we expect to spend approximately $760 million on our share of costs in the Fort Hills oil sands project and $20 million on engineering studies for the Galore Creek project. Although we believe our estimates to be reasonable at this time, we may not be able to complete all of our projects on time and our cost estimates could change by a significant amount due to the pressures described above. In addition, with the recent tightening in the financial markets that began in the summer of 2007 with concerns over asset backed commercial paper, obtaining any financing for future development projects could be more difficult and expensive than in recent years.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The Cajamarquilla price participation payments are economically similar to a fixed price forward purchase of zinc. The financial instruments and derivatives are all recorded at fair values on the company's balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and resource taxes, mineral reserves, contingencies and pension and other post-retirement benefits.

PROPERTY, PLANT AND EQUIPMENT

We capitalize development costs of mining projects when resources as defined under National Instrument 43-101 are present and it is expected that the expenditure can be recovered by future exploitation or sale. Upon commencement of commercial production, these costs are amortized over the proven and probable reserves to which they relate calculated on a units of production basis. The estimation of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the ore body may affect reserve estimates. In addition, the estimation of economic reserves depends on assumptions regarding long-term commodity prices and in some cases exchange rates, which may prove to be incorrect.

Where impairment conditions may exist, the expected undiscounted future cash flows from an asset are compared with its carrying value. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset, given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions and expectations with respect to future prices at the time the model is developed. These models are updated from time to time, and lower prices are used should

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Teck Cominco 2007 MD&A                                                        42
market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2007 other than for our Lennard Shelf and Pend Oreille zinc mines as described on previous pages. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

INCOME AND RESOURCE TAXES

The determination of our tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings, which affects the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities who may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for these differences, where known, based on management's best estimate of the probable outcome of these matters.

PENSION AND OTHER POST-RETIREMENT BENEFITS

The cost of providing benefits through defined benefit pension plans and postretirement benefit plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events, which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected plan investment performance, future compensation increases, health care cost trends and retirement dates of employees. In addition, actuarial consultants utilize subjective assumptions regarding matters such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

ASSET RETIREMENT OBLIGATIONS

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management that result in an obligation. These estimates are based on assumptions as to the timing of remediation work and the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

RECOGNITION OF CONTINGENCIES

We are subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments when the amounts involved are material.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

FINANCIAL INSTRUMENTS

Effective January 1, 2007, we adopted the new financial instruments accounting standards and related amendments to other standards on financial instruments issued by the CICA. In accordance with the transitional provisions, prior period financial statements have not been restated.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, SECTION 3855

This standard prescribes when a financial asset, financial liability, or nonfinancial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance  with  the  standard's  transitional  provisions,  we  recognize  as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than

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Teck Cominco 2007 MD&A                                                        43
temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

HEDGES, SECTION 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 OHedging RelationshipsO and Section 1650 OForeign Currency TranslationO, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. We may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur

COMPREHENSIVE INCOME, SECTION 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (OOCIO) includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. As prescribed by these standards, prior periods have not been restated.

VARIABLE INTEREST ENTITIES (VIE), EIC-163

Effective January 1, 2007 we adopted the CICA Emerging Issues Committee Abstract 163 (EIC-163) ODetermining the Variability to be Considered in Applying AcG-15O. This abstract provides clarification of how an entity should determine the variability in assessment of a VIE. Using a two-step approach, this abstract requires an analysis of the design of the entity in determining the variability to be considered in applying AcG-15 using a two-step approach. The guidance applies to all entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred. The adoption of the new standard did not result in any significant changes to the balance sheet, income statement or retained earnings.

FINANCIAL INSTRUMENTS - DISCLOSURES, SECTION 3862

Effective December 31, 2007, we adopted Section 3862 Financial Instruments - Disclosures, which requires additional disclosures to enable users to evaluate the significance of financial instruments to our financial position and performance. In addition, qualitative and quantitative disclosures are provided to enable users to evaluate the nature and extent of risks arising from financial. We have chosen to early adopt this standard, which would have otherwise been effective beginning January 1, 2008.

CAPITAL DISCLOSURES

Effective December 31, 2007, we early adopted Section 1535 Capital Disclosures, which would otherwise have been effective beginning January 1, 2008. This standard requires disclosure of qualitative and quantitative information that enables users to evaluate our objectives, policies and process for managing capital.

DEFERRED STRIPPING

Effective January 1, 2006, we adopted the CICA Emerging Issues Committee Abstract 160 (EIC-160) OStripping Costs Incurred in the Production Phase of a Mining OperationO. This abstract requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

We prospectively adopted this standard. As a result, deferred stripping costs of $52 million incurred in the production phase prior to January 1, 2006 are amortized on a units-of-production basis over the remaining reserves to which they relate.

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Teck Cominco 2007 MD&A                                                        44

OTHER INFORMATION

OUTSTANDING SHARE DATA

As at February 27, 2008, there were 433,380,126 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 3,789,841 director and employee stock options outstanding with exercise prices ranging between $3.20 and $43.74 per share. More information on these instruments and the terms of their conversion are set out in note 16 to our 2007 consolidated financial statements.

CONTRACTUAL AND OTHER OBLIGATIONS

Our contractual and other obligations as at December 31, 2007 are summarized as follows:

($ in millions)                                     Less than 1                                More than 5
                                                           Year   2 - 3 Years    4 - 5 Years         Years          Total
-------------------------------------------------------------------------------------------------------------------------
Long-term debt                                              $31           $62           $460          $991         $1,544
Operating leases                                             23            23             14            39             99
Road and port lease at Red Dog (Note 1)                      18            36             36           528            618
Minimum purchase obligations (Note 2)
 Concentrate, supply and other purchases                    241            10              7            10            268
 Shipping and distribution                                   14            20              6             -             40
Pension funding (Note 3)                                     42             -              -             -             42
Other non-pension post-retirement benefits (Note 4)          10            20             22           208            260
Asset retirement obligations (Note 5)                        28            34             26           286            374
Other long-term liabilities (Note 6)                         63            73              9            64            209
Contributions to the Fort Hills oil sands project           722         2,694          1,845           914          6,175
 (Note 7)
Contributions to Galore Creek (Note 8)                       95            22             22             -            139
                                                         $1,287        $2,994         $2,447        $3,040         $9,768
=========================================================================================================================

Notes:

(1) We lease road and port facilities from the Alaska Industrial Development and Export Authority through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.

(2) The majority of the our minimum purchase obligations are subject to continuing operations and force majeure provisions.

(3) As at December 31, 2007 the company had a net pension deficit of $3 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2007 in respect of defined benefit pension plans is $42 million. The timing and amount of additional funding after 2008 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.

(4) We had a discounted, actuarially determined liability of $260 million in respect of other non-pension post-retirement benefits as at December 31, 2007. Amounts shown are estimated expenditures in the indicated years.

(5) We accrue environmental and reclamation obligations over the life of our mining operations and amounts shown are estimated expenditures in the indicated years. In addition to the above, the company has ongoing treatment and monitoring costs of $3.9 million per annum for 2008-2032 and $10.5 million per annum for 2033-2107, before adjusting for inflation.

(6)  Other   long-term    liabilities   include   amounts   for   post-closure,
     environmental costs and other items.

(7) We have committed to contribute 34% of the first $2.5 billion, 27.5% of the next $5 billion, and 20% of expenditures thereafter on the Fort Hills oil sands project. Total project costs have not been finalized as project scope and costs are under review.

(8) Our obligation to fund project costs incurred after August 1, 2007 is $403 million. As at December 31, 2007, $139 million of this obligation remains, $72 million of which relates to funding over the next 5 years to be used principally to reassess the project and evaluate alternative development strategies.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by us under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

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Teck Cominco 2007 MD&A                                                        45

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring  Organizations  of the Treadway
Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2007, our internal control over financial reporting was effective.

On August 22, 2007, we completed our acquisition of Aur Resources Inc. We consider the acquisition of Aur material to our results of operations, financial position and cash flows from the date of acquisition through December 31, 2007, and believe that the internal controls and procedures at Aur have a material effect on our internal control over financial reporting. We are in the process of integrating the Aur operations and will be expanding our internal control over financial reporting compliance program to include Aur over the next year. We excluded Aur from our annual assessment of internal control over financial reporting for the year ended December 31, 2007 as permitted by the SARBANES-OXLEY ACT and applicable rules relating to business acquisitions. The Aur operations represent $5.51 billion of total assets and $296 million of consolidated revenues as at and for the year ended December 31, 2007

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP , an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Although we have generally maintained our internal controls over financial reporting that were in effect prior to the acquisition of Aur, subsequent to the acquisition we have performed additional controls relating to the consolidation of financial information used in the preparation of the consolidated financial statements. We believe that these changes have not negatively affected our internal control over financial reporting during the year ended December 31, 2007.

CAUTION ON FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as "forward-looking statements"). Often, but not always, forward-looking statements can be identified by the use of words such as "plans," "expects" or "does not expect," "is expected," "budget," "scheduled," "estimates," "continues," "forecasts," "projects," "predicts," "intends," "anticipates" or "does not anticipate," or "believes," or variations of such words and phrases, or state that certain actions, events or results "may," "could," "would," "should," "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any of our future results, performance or achievements expressed or implied by the forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to: prices and price volatility for zinc, copper, coal, gold and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products; the long-term demand for and supply of zinc, copper, coal, gold and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products; changes in foreign currency exchange rates; our premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of our financial results to changes in metals and minerals prices; treatment and refining charges; our strategies and objectives; our interest and other expenses; our tax position and the tax rates and royalty rates applicable to us; political unrest or instability in countries where we operate and its impact on our foreign assets, including our interest in the Antamina copper-zinc mine and the Quebrada Blanca and Andacollo copper mines; the timing of decisions regarding, the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project in Alberta, the Galore Creek project in British Columbia, the Aqquluk deposit at the Red Dog mine in Alaska, and the Andacollo hypogene copper-gold deposit in Chile; our estimates of the quantity and quality of our mineral reserves and resources and oil resources; the production capacity of our operations; our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection; our future capital and production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations; our cost reduction and other financial and operating objectives; our exploration projects; our environmental, health and safety initiatives; the availability of qualified employees for our operations, including our new developments; the satisfactory negotiation of collective agreements with unionized employees; the outcome of legal proceedings and other disputes in which we are involved; general business and economic conditions; the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums; and our dividend policy.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including, but not limited to, the following: risks that may affect our operating or capital plans; risks generally encountered in the development and operation of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of our principal commodity products that are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates, including the risk of errors in assumptions and methodologies; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in

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Teck Cominco 2007 MD&A                                                        46
environmental legislation and regulation or failure to maintain permits or to obtain them on a timely basis; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with our operations in foreign countries; risks of changes in tax laws or their interpretation or in royalty rates and their application to our operations; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this report. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; interest rates and foreign currency exchange rates; the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by us; the timing of the receipt of regulatory and governmental approvals for our development projects and other operations; the availability of financing for our development projects on reasonable terms; our costs of production and our production and productivity levels, as well as those of our competitors; power prices; our ability to secure adequate transportation for our products; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; our ability to attract and retain skilled staff; the impact of changes in Canadian/US dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; costs of closure of our various operations; market competition; the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; premiums realized over London Metal Exchange cash and other benchmark prices; tax benefits and tax and royalty rates; the outcome of our coal price and refining and treatment charge negotiations with customers; the resolution of environmental and other proceedings or disputes; and our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under ORisk FactorsO in our most recent annual information form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.


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Teck Cominco 2007 MD&A                                                        47